Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of August 3, 2020

by and among

JERNIGAN CAPITAL, INC.,

JERNIGAN CAPITAL OPERATING COMPANY, LLC,

NEXPOINT RE MERGER, INC.

and

NEXPOINT RE MERGER OP, LLC

i

ii

Section 9.5	Parties In Interest	85
Section 9.6	Severability	85
Section 9.7	Specific Performance	85
Section 9.8	Amendment	87
Section 9.9	Extension; Waiver	87
Section 9.10	Counterparts	87
Section 9.11	Non-Recourse	87

Exhibit A	Form of Company Tax Representation Letter
Exhibit B	Form of Company REIT Opinion	B-1

iii

AGREEMENT AND PLAN OF MERGER

This agreement and plan of merger, dated as of August 3, 2020 (this “Agreement”), is by and among Jernigan Capital, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for U.S. federal income Tax purposes (the “Company”), Jernigan Capital Operating Company, LLC, a Delaware limited liability company (the “Operating Company”), NexPoint RE Merger, Inc., a Maryland corporation (“Parent”), and NexPoint RE Merger OP, LLC, a Delaware limited liability company (the “Parent OP”).

BACKGROUND

A.The Parties wish to effect a business combination through: (i) a merger of the Parent with and into the Company, with the Company being the surviving entity in such merger (the “Company Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland REIT Law (the “MRL”); and (ii) immediately following the consummation of the Company Merger, a merger of the Parent OP with and into the Operating Company, with the Operating Company being the surviving entity in such merger (the “Operating Company Merger” and together with the Company Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”).

B.The Company is the sole managing member of the Operating Company through which the Company operates its business, and, as of the date of this Agreement, the Company owns approximately 93% of the outstanding common units of limited liability company interest in the Operating Company (the “Operating Company Units”).

C.The board of directors of the Company (the “Company Board”) has unanimously declared the Company Merger advisable and in the best interests of the Company and the stockholders of the Company, approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this Agreement.

D.The Company, as the sole managing member of the Operating Company, has approved this Agreement and the Operating Company Merger and determined that it is advisable and in the best interests of the Operating Company and the members of the Operating Company for the Operating Company to enter into this Agreement and to consummate the Operating Company Merger on the terms and subject to the conditions set forth in this Agreement.

E.The sole director of Parent (the “Parent Board”) has declared the Company Merger advisable and in the best interests of Parent and the stockholders of Parent, and approved this Agreement, the Company Merger and the other transactions contemplated by this Agreement, on substantially the terms and subject to the conditions set forth in this Agreement.

F.Parent, as the sole member of the Parent OP, has approved this Agreement and the Operating Company Merger and determined that it is advisable and in the best interests of the Parent OP for the Operating Company to enter into this Agreement and to consummate the Operating Company Merger on the terms and subject to the conditions set forth in this Agreement.

G.The Company, the Operating Company, Parent and the Parent OP desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth in this Agreement.

In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1Definitions.

(a)The following terms, as used in this Agreement, have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not (a) prohibit compliance by the Company with the provisions of Section 6.6 or (b) provide for an exclusive right to negotiate with the Company.

“Additional Equity Financing” has the meaning set forth in the Equity Commitment Letter.

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York or Delaware are authorized or obligated by applicable Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act (H.R. 748).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any inquiry, indication of interest, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than the Mergers or any other transaction involving Parent, the Company and the Operating Company): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company or the Operating Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 15% or more of the consolidated assets of the Company and the Operating Company and the other Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of the Company or 15% or more of the equity interests in the Operating Company; (iv) any tender offer or exchange offer for 15% or more of any class of equity security of the Company or 15% or more of the equity interests in the Operating Company; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company or the Operating Company and any other Company Subsidiary having a fair market value equal to or greater than 15% of the fair market value of all of the assets of the Company and the Operating Company and the other Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Company Equity Plan” means the Jernigan Capital, Inc. Second Amended and Restated 2015 Equity Incentive Plan.

“Company Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company or the Operating Company to consummate the Mergers before the Outside Date; provided, however, that in the case of clause (i) no change, event, state of facts or development resulting from any of the following will be deemed to be or taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including (i) the identity of Parent and its affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Company Merger Effective Time, (iii) the failure to obtain any third party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other Person, (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any change, event or development generally affecting the industries in which the Company and the Company Subsidiaries operate, (c) any change in the market price or trading volume of the securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency; provided, however, that the exception in this clause (c) will not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the New York Stock Exchange or any other exchange or system of quotations, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law or GAAP or interpretation of any of the foregoing, (f) any action taken or not taken to which Parent has consented in writing, (g) any action expressly required to be taken by this Agreement or taken at the request of Parent, (h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (h) will not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred; and provided, further, that this clause (h) will not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former stockholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former stockholders or equityholders) arising out of this Agreement or the Mergers or (k) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms, fires, Contagion Event or other natural disasters or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i) and (k) such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the United States in the industries in which the Company and the Company Subsidiaries operate and (y) clause (a)(iii) and clause (j) will not apply to the use of Company Material Adverse Effect in Section 4.4 (or Section 7.2(a) as it relates to Section 4.4).

“Company Performance Award Unit” means each outstanding performance-based restricted stock unit granted pursuant to the Company Equity Plan.

“Company Protected Information” means any confidential information of the Company or the Company Subsidiaries, trade secrets of the Company or the Company Subsidiaries, information to which the Company or any Company subsidiary or one of their management companies, as applicable, has undertaken an obligation of confidentiality to a third party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of the Company Subsidiaries or one of their management companies, as applicable.

“Company Restricted Stock Award” means each award in respect of a Company Share subject to vesting, repurchase or other lapse restriction.

“Company Subsidiary” means any Subsidiary of the Company, including the Operating Company and its Subsidiaries. For the avoidance of doubt, the Storage Lenders JV and its Subsidiaries shall be considered a Company Subsidiary for all purposes of Article IV and Article VI.

“Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including the COVID-19 pandemic) or any worsening of such matters or any declaration of a state of emergency, martial law, shelter-in-place, quarantine or similar directive, policy or guidance or other action by any Governmental Entity or quasi-governmental authority in response thereto.

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject.

“Copyrights” means U.S. and non-U.S. copyrights and mask works (as defined in 17 U.S.C. § 901) and pending applications to register the same.

“Debt Financing” has the meaning set forth in the Equity Commitment Letter.

“Debt Financing Sources” means the lenders party to an Alternative Financing Commitment Letter, if any.

“delivered” or “made available” or words of similar import mean, with respect to documents or information required to be provided by the Company or the Operating Company to Parent or the Parent OP, any documents or information (a) posted by the Company or any of its Representatives in the Company’s electronic data room, (b) filed or furnished by the Company with, and available through, the SEC’s Electronic Data Gathering and Retrieval System or (c) otherwise made reasonably available by the Company or its Representatives to Parent, in each case prior to the execution and delivery of this Agreement.

“Development Expenditure Budget” means the Company’s budget with respect to Development Expenditures, as described on Section 4.14(d)(i) of the Company Disclosure Letter.

“Environmental Laws” means all Laws which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) occupational safety and health in respect of Hazardous Substances or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of Hazardous Substances or (b) impose liability with respect to any of the foregoing.

“Environmental Permits” means any permit, registration, identification number, license and other authorization under any applicable Environmental Law.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons that submitted a written bona fide Company Acquisition Proposal to the Company prior to the No-Shop Period Start Date that the Company Board determines, after consultation with its outside legal counsel and financial advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and its Affiliates) incurred by Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“Families First Act” means the Families First Coronavirus Response Act (H.R. 6201).

“Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, hazardous material or hazardous waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability or standards of care are imposed, under any Environmental Laws, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls, or toxic mold.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit to the extent such letters of credit have been drawn, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees (or arrangements having the economic effect of a guarantee) of another Person in respect of any items set forth in clauses (a) through (d), (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c) and (g) all obligations issued, undertaken or assumed as the deferred purchase price for any property of assets. For the avoidance of doubt, “Indebtedness” will not include any liability for Taxes and will not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

“Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to the Company Board as of or prior to the date of this Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement) and (b) becomes known to or by the Company Board prior to the receipt of the Company Requisite Vote; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Company Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Company Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results or metrics for any period (provided, however, that the underlying causes of such change or fact will not be excluded by this clause (ii)) and (iii) any event, development or change in circumstances with respect to Parent, Parent OP or any of their respective affiliates.

“Joint Venture Agreements” means the organizational and other governing documents of a Company JV Entity.

“know” or “knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 1.1(a) of the Company Disclosure Letter, and with respect to Parent, the actual knowledge of the persons listed in Section 1.1(a) of the Parent Disclosure Letter, in each case after reasonable inquiry.

“Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

“Management Agreements” means the facilities management agreements entered into by the Company or any Company Subsidiary pursuant to which any third party manages or operates any Owned Real Property on behalf of the Company or any Company Subsidiary, and each amendment related thereto.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity and (a) that provides for annual rentals of $50,000 or more or (b) relates to real property comprising more than 2,500 square feet of space; provided that any such lease, sublease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries will not constitute a Material Company Lease.

“Mortgage” means a mortgage, deed of trust or other security instrument that creates a lien on real property.

“Mortgage Loan” means any loan advanced by the Company or a Company Subsidiary and secured by a mortgage lien on real property.

“Mortgage Note” means, with respect to any Mortgage Loan, the note or other evidence of indebtedness of the Mortgagor thereunder, including, if applicable, allonges and lost note affidavits, together with any assignment, reinstatement, extension, endorsement or modification thereof.

“Mortgaged Property” means any real or other property securing repayment of a related Mortgage Note.

“Mortgagor” means an obligor under a Mortgage Loan and its successors in title to the Mortgaged Property.

“Operating Company Approval” means the approval of the Operating Company Merger and the Company Merger and the other transactions contemplated by this Agreement by the Company, as sole managing member of the Operating Company.

“Organizational Documents” means, with respect to any entity, (a) if such entity is a corporation, such entity’s certificate or articles of incorporation, bylaws and similar organizational documents, as amended and in effect on the date hereof, (b) if such entity is a limited liability company, such entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such entity is a trust, such entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such entity is a limited partnership, such entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Parent Bylaws” means the bylaws of the Parent, as in effect as of the date hereof and together with all amendments thereto.

“Parent Charter” means the charter of Parent, as in effect as of the date hereof and together with all amendments thereto.

“Parent Expense Amount” means an amount, not to exceed $5,000,000, equal to the sum of all documented Expenses.

“Parent Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the ability of Parent or the Parent OP to consummate the Mergers before the Outside Date.

“Parent OP LLC Agreement” means the limited liability company agreement of Parent OP, as in effect as of the date hereof and together with all amendments thereto.

“Party” means each of the Company, the Operating Company, Parent and the Parent OP.

“Patents” means U.S. and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (b) statutory mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens, in each case of this clause (b) arising in the ordinary course for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (c) Liens for which title insurance coverage pursuant to a title policy held by the Company or a Company Subsidiary has been obtained, (d) easements whether or not shown by the public records, overlaps, encroachments and any Liens not of record that would be disclosed by an accurate survey of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (e) Liens securing Indebtedness for borrowed money existing as of the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 6.1, (f)(i) rights of tenants of the Company, as tenants only, under Storage Agreements or (ii) rights of tenants under those leases, subleases and other occupancy agreements identified on Section 4.14 of the Company Disclosure Letter, in each case of clause (ii), without any right of first refusal, right of first offer or other option to purchase any Owned Real Property (or any portion thereof), (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes, (i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in policies or commitments of title insurance that have been provided by the Company to Parent and that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation or value of the property or asset affected by the applicable Lien, (j) Liens, rights or obligations created by or resulting from the acts or omission of Parent, the Parent OP or any of their respective affiliates and their and their respective affiliates’ investors, lenders, employees, officers, directors, trustees, members, stockholders, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing, and (k) any other non-monetary Liens that, individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation or value of the subject real property or asset.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Proxy Statement” means a proxy statement, in preliminary and definitive form, relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Reportable Transaction” has the meaning ascribed to the term “reportable transaction” in Section 1.6011-4(b) of the Treasury Regulations.

“Representative” means, with respect to any Person, such Person’s trustees, directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of Parent, its financing sources.

“Required Financial Information” means the financial statements expressly required by the Alternative Financing Commitment Letter, if any.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Series A Articles Supplementary” means the articles supplementary of the Company designating the rights and preferences of the Company Series A Preferred Shares.

“Series B Liquidation Value” means the Liquidation Preference (as defined in the articles supplementary of the Company designating the rights and preferences of the Company Series B Preferred Shares).

“Service Provider” means any employee, director, trustee or individual independent contractor of the Company or any Company Subsidiaries or ERISA Affiliates.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Storage Agreement” an agreement on the Company’s or a Company Subsidiary’s standard form of storage agreement between such Company Subsidiary and a Person allowing for such Person’s occupancy of a storage unit or storage units.

“Storage Lenders JV” means Storage Lenders, LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to a Person, another Person at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “15%” will be replaced by “50%”) made by a third party on terms that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, (a) would result, if consummated, in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Company Merger and (b) is reasonably likely to be consummated, in each case, after taking into account (i) the financial, legal, regulatory and any other aspects of such proposal, including any financing conditions or the reliability of debt or equity funding commitments, (ii) the likelihood and timing of consummation (as compared to the Company Merger) and (iii) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 6.6 of this Agreement).

“Tax” (and, with correlative meanings, “Taxable” and “Taxing”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar), alternative or add-on minimum or any other Tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax imposed by any Governmental Entity, whether disputed or not.

“Tax Protection Agreements” means any Contract to which the Company or any Company Subsidiary is a party pursuant to which: (a) any liability to holders of equity of a Company Subsidiary that is classified as a partnership for U.S. federal income Tax purposes (including the Operating Company Units, the “Company Partnership Interests”) relating to Taxes may arise and give rise to an indemnity obligation by the Company or any Company Subsidiary, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of a Company Partnership Interest, the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book Tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; and/or (c) members of the Operating Company have guaranteed, indemnified or assumed debt of the Operating Company.

“Tax Return” means any return, report, document, declaration or similar statement filed or required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment thereto.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Trademarks” means U.S., state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

“Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

(b)Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	Section 6.6(e)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(b)
Alternative Financing	Section 6.15(a)
Alternative Financing Commitment Letter	Section 6.15(a)
Bankruptcy and Equity Exception	Section 4.3(a)
Book-Entry Share	Section 3.1(b)
Capital Expenditure Budget	Section 4.14(d)
Capital Expenditures	Section 4.14(d)
Capitalization Date	Section 4.2(a)
Certificate	Section 3.1(b)
Chosen Courts	Section 9.4(b)
Closing	Section 2.3
Closing Date	Section 2.3
COBRA	Section 4.11(d)
Code	Background
Company	Preamble
Company Board	Background
Company Bylaws	Section 4.1(b)
Company Charter	Section 4.1(b)
Company Disclosure Letter	Article IV
Company Employee	Section 6.9(a)
Company Employee Benefit Plan	Section 4.11(a)
Company Financial Statements	Section 4.5(a)

Term	Section
Company Intellectual Property Rights	Section 4.16(b)
Company JV Entity	Section 4.1(d)
Company Leased Real Property	Section 4.14(b)
Company Leases	Section 4.14(b)
Company Material Contract	Section 4.17(b)
Company Merger	Background
Company Merger Articles of Merger	Section 2.2(a)
Company Merger Effective Time	Section 2.2(a)
Company Permits	Section 4.9(a)
Company Recommendation	Section 6.4
Company REIT Opinion	Section 7.2(c)
Company Related Parties	Section 8.3(g)
Company Requisite Vote	Section 4.21
Company SEC Documents	Section 4.5(a)
Company Series A Preferred Shares	Section 4.2(a)
Company Series B Preferred Shares	Section 4.2(a)
Company Shares	Section 4.2(a)
Company Stockholders’ Meeting	Section 6.4
Company Termination Fee	Section 8.3(b)
Confidentiality Agreement	Section 6.2(b)
Definitive Debt Financing Agreements	Section 6.15(a)
Definitive Equity Financing Agreements	Section 6.14(a)
Definitive Financing Agreements	Section 6.15(a)
Development Expenditures	Section 4.14(d)
Development Projects	Section 4.14(d)
DFS Provisions	Section 9.5(b)
DLLCA	Background
DRULPA	Background
DSOS	Section 2.2(b)
Equity Commitment Letter	Section 5.9
Equity Financing	Section 5.9
Equity Sponsors	Section 5.9
ERISA	Section 4.11(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Existing Loan Documents	Section 4.17(b)(iii)
FCPA	Section 4.9(c)
Financing	Section 6.15(a)
Financing Commitment Letters	Section 6.15(a)
Financing Indemnitees	Section 6.15(b)
GAAP	Section 4.5(a)
Indemnified Liabilities	Section 6.8(a)
Indemnified Party	Section 6.8(a)
Inquiry	Section 6.6(a)
Intellectual Property Rights	Section 4.16(b)
Interim Period	Section 6.1
IRS	Section 4.11(c)
Letter of Transmittal	Section 3.4(c)(i)
Maximum Amount	Section 6.8(b)
Merger Consideration	Section 3.1(b)

Term	Section
Mergers	Background
MGCL	Background
MRL	Background
No-Shop Period Start Date	Section 6.6(a)
Notice of Change of Recommendation	Section 6.6(f)
Notice of Change Period	Section 6.6(f)
Operating Company	Preamble
Operating Company Book-Entry Share	Section 3.2
Operating Company Certificate	Section 3.2
Operating Company LLC Agreement	Section 4.1(b)
Operating Company Merger	Background
Operating Company Merger Certificate	Section 2.2(b)
Operating Company Merger Consideration	Section 3.2
Operating Company Merger Effective Time	Section 2.2(b)
Operating Company Units	Background
Outside Date	Section 8.1(b)(ii)
Owned Real Property	Section 4.14(a)
Parent	Preamble
Parent Board	Background
Parent Disclosure Letter	Article V
Parent OP	Preamble
Parent Plans	Section 6.9(a)
Parent Related Parties	Section 8.3(g)
Parent Termination Amount	Section 8.3(e)
Permit	Section 4.9(a)
QRS	Section 4.13(c)
Qualifying Income	Section 8.3(j)(i)
Registered Company Intellectual Property Assets	Section 4.16(a)
REIT	Section 4.13(c)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.2(a)
Series A Preferred Book-Entry Share	Section 3.1(c)(i)
Series A Preferred Certificate	Section 3.1(c)(i)
Series A Preferred Merger Consideration	Section 3.1(c)(i)
Series B Preferred Book-Entry Share	Section 3.1(c)(ii)
Series B Preferred Certificate	Section 3.1(c)(ii)
Series B Preferred Merger Consideration	Section 3.1(c)(ii)
Surviving Company	Section 2.1(a)
Surviving OC	Section 2.1(b)
Takeover Statutes	Section 4.20
Transaction Litigation	Section 6.5(b)
Transfer Taxes	Section 6.12(d)
TRS	Section 4.13(c)
WARN	Section 4.12(f)

Section 1.2Interpretation. The following rules of interpretation will apply to this Agreement: (a) the words “hereof”, “hereby”, “herein” and “under this Agreement” and words of like import used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the table of contents and captions in this Agreement are included for convenience of reference only and will be ignored in the construction or interpretation of this

Agreement; (c) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (d) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (e) any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein will have the meaning set forth in this Agreement; (f) any singular term in this Agreement will be deemed to include the plural, and any plural term the singular, and references to any gender will include all genders; (g) whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (h) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (i) references to any Law will be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder; (j) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms of this Agreement and such Contract; (k) references to any Person include the predecessors, successors and permitted assigns of that Person; (l) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (m) references to “dollars” and “$” mean U.S. dollars; (n) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if”; and (o) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGERS

Section 2.1The Mergers.

(a)On the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the MRL, at the Company Merger Effective Time, the Company and Parent shall consummate the Company Merger, pursuant to which (i) Parent will be merged with and into the Company and the separate existence of Parent will thereupon cease and (ii) the Company will survive the Company Merger (the “Surviving Company”).

(b)On the terms and subject to the conditions of this Agreement, and in accordance with the DLLCA and the DRULPA, at the Operating Company Merger Effective Time, the Operating Company and the Parent OP will consummate the Operating Company Merger, pursuant to which (i) the Parent OP will be merged with and into the Operating Company and the separate existence of the Parent OP will thereupon cease and (ii) the Operating Company will survive the Operating Company Merger (the “Surviving OC”).

Section 2.2Effective Times.

(a)On the Closing Date, the Company and Parent shall (i) duly execute and file articles of merger (the “Company Merger Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the Laws of the State of Maryland and (ii) make any other filings, recordings or publications required to be made by the Company or Parent under the MGCL and the MRL in connection with the Company Merger. The

Company Merger will become effective upon the later of the acceptance for record of the Company Merger Articles of Merger by the SDAT or such other date and time not more than 30 days after acceptance for record by the SDAT of the Company Merger Articles of Merger as may be mutually agreed to by the Company and Parent and specified in the Company Merger Articles of Merger in accordance with the MGCL and the MRL (such date and time being referred to in this Agreement as the “Company Merger Effective Time”).

(b)On the Closing Date, the Operating Company and the Parent OP shall duly execute and file a certificate of merger (the “Operating Company Merger Certificate”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the Laws of the State of Delaware. The Operating Company Merger will become effective upon the filing of the Operating Company Merger Certificate with the DSOS or such other date and time as may be mutually agreed to by the Company and Parent and specified in the Operating Company Merger Certificate in accordance with the DLLCA and the DRULPA (the “Operating Company Merger Effective Time”), it being understood and agreed that the Parties shall cause the Operating Company Merger Effective Time to occur immediately after the Company Merger Effective Time.

(c)Unless otherwise agreed in writing, the Parties shall cause the Company Merger Effective Time and the Operating Company Merger Effective Time to occur on the Closing Date, with the Operating Company Merger Effective Time occurring immediately after the Company Merger Effective Time.

Section 2.3Closing of the Mergers. The closing of the Mergers (the “Closing”) will take place at a time to be specified by the Parties on the third Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of King & Spalding LLP, 1180 Peachtree Street NE, Atlanta, Georgia 30309, or at such other time, date and place as may be mutually agreed to in writing by the Parties (the “Closing Date”).

Section 2.4Effects of the Mergers.

(a)The Company Merger will have the effects set forth in the MGCL and the MRL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Company, and all debts, liabilities, duties and obligations of the Company will become the debts, liabilities, duties and obligations of the Surviving Company.

(b)The Operating Company Merger will have the effects set forth in the DLLCA and the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Operating Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Operating Company will vest in the Surviving OC, and all debts, liabilities, duties and obligations of the Operating Company will become the debts, liabilities, duties and obligations of the Surviving OC.

Section 2.5Governing Documents. The Parent Charter and the Parent Bylaws as in effect immediately prior to the Company Merger Effective Time will be the charter and bylaws of the Surviving Company immediately following the Company Merger Effective Time, until further amended in accordance with applicable Law. The Parent OP LLC Agreement, as in effect immediately prior to the Operating Company Merger Effective Time will be the limited liability company agreement of the Parent OP immediately following the Operating Company Merger

Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law. Nothing in this Section 2.5 will affect in any way the indemnification or other obligations provided for in Section 6.8.

Section 2.6Officers and Directors.

(a)The officers of Parent at the Company Merger Effective Time shall, from and after the Company Merger Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Parent Charter and the Parent Bylaws. The directors of Parent shall be the directors of the Surviving Company from and after the Company Merger Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Parent Charter and the Parent Bylaws.

(b)The Company shall be the sole member of the Surviving OC and the officers and authorized signatories of the Parent OP immediately prior to the Operating Company Merger Effective Time shall be the officers and authorized signatories of Surviving OC.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1Effects on Shares. At the Company Merger Effective Time and by virtue of the Company Merger and without any further action on the part of Parent, Company, or the holders of any securities of Parent or Company:

(a)Cancellation of Company Shares. Each Company Share issued and outstanding immediately prior to the Company Merger Effective Time that is held by Parent, the Parent OP, or any Company Subsidiary, will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto. Each Company Share held by the Company in the Company’s treasury will automatically be retired and will cease to exist, and no payment will be made with respect thereto.

(b)Conversion of Company Shares. Subject to Section 3.3(a), Section 3.3(b) and Section 3.3(c), each Company Share issued and outstanding immediately prior to the Company Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) will automatically be converted into the right to receive an amount in cash equal to $17.30 (the “Merger Consideration”), without interest, subject to any applicable withholding Tax. All Company Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented Company Shares will cease to have any rights with respect to such Company Shares other than the right to receive the Merger Consideration in accordance with Section 3.4.

(c)Conversion of Company Preferred Stock.

(i)Each Company Series A Preferred Share issued and outstanding immediately prior to the Company Merger Effective Time will be automatically converted into the right to receive one validly issued, fully paid and non-assessable shares of Parent common stock

(the “Series A Preferred Merger Consideration”), without interest, subject to any applicable withholding Tax. All Company Series A Preferred Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Series A Preferred Certificate”) or book-entry share registered in the transfer books of the Company (a “Series A Preferred Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented Company Series A Preferred Shares will cease to have any rights with respect to such Company Series A Preferred Shares other than the right to receive the Series A Preferred Merger Consideration in accordance with Section 3.4.

(ii)Each Company Series B Preferred Share issued and outstanding immediately prior to the Company Merger Effective Time will be automatically converted into the right to receive the Series B Liquidation Value (the “Series B Preferred Merger Consideration”), without interest, subject to any applicable withholding Tax. All Company Series B Preferred Shares, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (a “Series B Preferred Certificate”) or book-entry share registered in the transfer books of the Company (a “Series B Preferred Book-Entry Share”) that immediately prior to the Company Merger Effective Time represented Company Series B Preferred Shares will cease to have any rights with respect to such Company Series B Preferred Shares other than the right to receive the Series B Preferred Merger Consideration in accordance with Section 3.4.

(d)Share Transfer Books. At the Company Merger Effective Time, the share transfer books of Company will be closed and thereafter there will be no further registration of transfers of the Company Shares, the Operating Company Units, the Company Series A Preferred Shares or the Company Series B Preferred Shares. From and after the Company Merger Effective Time, persons who held Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares immediately prior to the Company Merger Effective Time will cease to have rights with respect to such shares, except as otherwise provided for in this Agreement. On or after the Company Merger Effective Time, any Certificates or Book-Entry Shares, Operating Company Certificates or Operating Company Book-Entry Shares, Series A Preferred Certificates or Series A Preferred Book-Entry Shares or Series B Preferred Certificates or Series B Preferred Book-Entry Shares presented to the Exchange Agent, Parent or the transfer agent for any reason will be exchanged as provided in this Article III with respect to the Company Shares, the Operating Company Units, the Company Series A Preferred Shares and the Company Series B Preferred Shares formerly represented thereby.

Section 3.2Effects on Operating Company Units. At the Operating Company Merger Effective Time, by virtue of the Operating Company Merger and without any further action on the part of the Operating Company, the Parent OP or the holders of Operating Company Units, (a) each Operating Company Unit issued and outstanding immediately prior to the Operating Company Merger Effective Time that is held by the Company or any Company Subsidiary will no longer be outstanding and will automatically be retired and will cease to exist, and no payment will be made with respect thereto, and (b) each other Operating Company Unit issued and outstanding immediately prior to the Operating Company Merger Effective Time will automatically be converted into the right to receive an amount in cash equal to the Merger Consideration (the “Operating Company Merger Consideration”). All Operating Company Units, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate (an “Operating Company Certificate”) or book-entry unit registered in the transfer books of the Company (an “Operating Company Book-Entry Share”) that immediately prior to the Operating Company Merger Effective Time represented Operating Company Units will cease to have any rights with respect to such Operating Company

Units other than the right to receive the Operating Company Merger Consideration in accordance with Section 3.4.

Section 3.3Treatment of Equity-Based Awards.

(a)Immediately prior to the Company Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any Company Shares subject to Company Restricted Stock Awards will be deemed satisfied in full, contingent upon the closing of the Company Merger, as stated in the Company Equity Plan, and such Company Shares will be entitled to receive the Merger Consideration pursuant to Section 3.1(b).

(b)Immediately prior to the Company Merger Effective Time, each Company Performance Award Unit will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Performance Award Unit will be entitled to receive, in consideration of the cancellation of such Company Performance Award Unit and in settlement therefor, a number of Company Shares equal to the number of Company Performance Award Units that would vest based on the Company’s relative TSR performance (as defined in the applicable agreement governing such Company Performance Award Units) calculated as of the date of the Company Merger Effective Time (and with the last day of the applicable performance period being deemed to be the date of the Company Merger Effective Time), contingent upon the closing of the Company Merger, and such Company Shares will automatically be converted into the right to receive the Merger Consideration pursuant to Section 3.1(b).

(c)Prior to the Company Merger Effective Time, the Company shall take all corporate action necessary to effectuate the provisions of this Section 3.3 and to terminate the Company Equity Plan effective as of immediately prior to the Company Merger Effective Time (and subject to the consummation of the Mergers).

Section 3.4Exchange of Certificates.

(a)Prior to the Company Merger Effective Time, Parent shall (i) appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the delivery of the Series A Preferred Merger Consideration and the payment of the Merger Consideration, the Operating Company Merger Consideration and the Series B Preferred Merger Consideration, as provided in Section 3.1(b) and Section 3.1(c) and (ii) deposit, or cause to be deposited, with the Exchange Agent (A) evidence of shares of Parent common stock in book-entry form issuable pursuant to Section 3.1(c)(i) equal to the aggregate Series A Preferred Merger Consideration and (B) cash in immediately available funds in an amount, together with the other funds of the Surviving Company identified by the Company pursuant to Section 3.9, sufficient to pay the aggregate Merger Consideration, Operating Company Merger Consideration and Series B Preferred Merger Consideration (such evidence of book-entry shares of Parent common stock and cash amounts, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares, Operating Company Units, Company Series A Preferred Shares and Company Series B Preferred Shares, as applicable. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Series A Preferred Merger Consideration and payment of the aggregate Merger Consideration, Operating Company Merger Consideration and Series B Preferred Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund may not be used for any other purpose.

(b)The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent. Interest and other income on the Exchange Fund will be the sole and exclusive property of Parent. No investment of the Exchange Fund will relieve Parent or the Exchange Agent from making the payments required by this Section 3.4, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of Company Shares, Operating Company Units, Company Series A Preferred Shares and Company Series B Preferred Shares at the Company Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(c)Exchange Procedures.

(i)As promptly as practicable following the Company Merger Effective Time (but in no event later than five Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share, of an Operating Company Certificate or Operating Company Book-Entry Share, of a Series A Preferred Certificate or Series A Preferred Book-Entry Share, or of a Series B Preferred Certificate or Series B Preferred Book-Entry Share as applicable, (A) a letter of transmittal (a “Letter of Transmittal”) which will specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares, to the Operating Company Certificates or Operating Company Book-Entry Share, to the Series A Preferred Certificates or Series A Preferred Book-Entry Shares, or to the Series B Preferred Certificates or Series B Preferred Book-Entry Shares, as applicable, will pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the Operating Company Certificates (or affidavits of loss in lieu thereof) or Operating Company Book-Entry Shares, the Series A Preferred Certificates (or affidavits of loss in lieu thereof) or Series A Preferred Book-Entry Shares, or the Series B Preferred Certificates (or affidavits of loss in lieu thereof) or Series B Preferred Book-Entry Shares, as applicable, to the Exchange Agent, which Letter of Transmittal will be in such form and have such other customary provisions as Parent and Company may reasonably agree upon, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the Operating Company Certificates (or affidavits of loss in lieu thereof) or Operating Company Book-Entry Shares, the Series A Preferred Certificates (or affidavits of loss in lieu thereof) or Series A Preferred Book-Entry Shares, or the Series B Preferred Certificates (or affidavits of loss in lieu thereof) or Series B Preferred Book-Entry Shares, as applicable, in exchange for the Merger Consideration, Operating Company Merger Consideration, Series A Preferred Merger Consideration or Series B Preferred Merger Consideration, as applicable.

(ii)Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share, an Operating Company Certificate (or an affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, a Series A Preferred Certificate (or an affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share, or a Series B Preferred Certificate (or an affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, as applicable, to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, such Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share or such Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, as applicable, will be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the Operating Company Merger Consideration for each Operating Company Unit formerly represented by such Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, the Series A Preferred Merger Consideration for each Company Series A Preferred Share formerly represented by such Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share, or the Series B Preferred Merger Consideration for each Company Series B Preferred Share formerly represented by such Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, in each case pursuant to the provisions of this Article III, to be mailed or delivered by wire transfer, within five Business Days following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, such Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, such Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share or such Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, the Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share or the Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share so surrendered will be forthwith cancelled.

(iii)The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, such Operating Company Certificates (or affidavits of loss in lieu thereof) or Operating Company Book-Entry Shares, such Series A Preferred Certificates (or affidavits of loss in lieu thereof) or Series A Preferred Book-Entry Shares or such Series B Preferred Certificates (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices; provided, that if a holder is providing an affidavit of loss in lieu of such Certificate, Operating Company Certificate, Series A Preferred Certificate, or Series B Preferred Certificate, as applicable, such holder shall, if required by Parent, post a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, Operating Company Certificate, Series A Preferred Certificate, or Series B Preferred Certificate, as applicable.

(iv)Until surrendered as contemplated by this Section 3.4, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, each Operating Company Certificate (or affidavit of loss in lieu thereof) and Operating Company Book-Entry Share, each Series A Preferred Certificate (or affidavit of loss in lieu thereof) and Series A Preferred Book-Entry Share or each Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, will be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger Consideration or Series B Preferred Merger Consideration, as applicable, as contemplated by this Article III. No interest will be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the holders of the Operating Company Certificates (or affidavits of loss in lieu thereof) or Operating Company Book-Entry Shares, the holders of the Series A Preferred Certificates (or affidavits of loss in lieu thereof) or Series A Preferred Book-Entry Shares or the holders of the Series B Preferred Certificates (or affidavits of loss in lieu thereof) or Series B Preferred Book-Entry Shares, on the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger Consideration or the Series B Preferred Merger Consideration, as applicable, payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, the Operating Company Certificates (or affidavits of loss in lieu thereof) or Operating Company Book-Entry Shares, the Series A Preferred Certificates (or affidavits of loss in lieu thereof) or Series A Preferred Book-Entry Shares or the Series B Preferred Certificates (or affidavits of loss in lieu thereof) or Series B Preferred Book-Entry Shares.

(v)In the event of a transfer of ownership of Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares that is not registered in the transfer records of Company, it will be a condition of payment that any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, any Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, any Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share or any Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, surrendered in accordance with the procedures set forth in this Section 3.4(c) will be properly endorsed or will be otherwise in proper form for transfer, and that the Person requesting such payment will have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration, Operating Company Merger Consideration, Series A Preferred Merger Consideration or Series B Preferred Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, the Operating Company Certificate (or affidavit of loss in lieu thereof) or Operating Company Book-Entry Share, the Series A Preferred Certificate (or affidavit of loss in lieu thereof) or Series A Preferred Book-Entry Share or the Series B Preferred Certificate (or affidavit of loss in lieu thereof) or Series B Preferred Book-Entry Share, surrendered or will have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares, as applicable, for 12 months after the Company Merger Effective Time will be delivered to Parent, upon demand, and any former holders of Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares prior to the Company Merger who have not theretofore complied with this Article III will thereafter look only to Parent for payment of the Merger Consideration, Operating Company Merger Consideration, Series A Preferred Merger Consideration or Series B Preferred Merger Consideration, as applicable.

(e)No Liability. None of the Company, the Operating Company, Parent, the Parent OP, the Surviving Company, the Surviving OC, the Exchange Agent, or any employee, officer, director, agent or affiliate thereof, will be liable to any person in respect of the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger Consideration or the Series B Preferred Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.5Withholding Rights. The Parties, their respective affiliates and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger

Consideration, or the Series B Preferred Merger Consideration, as applicable (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law. Any such amounts so deducted and withheld will be paid over to the applicable Governmental Entity in accordance with applicable Law and will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.6Structure.

(a)Each Party shall reasonably cooperate with and agree to any reasonable changes requested by the other Parties regarding the structure of the transactions contemplated by this Agreement, which cooperation shall include entering into appropriate amendments to this Agreement, to reflect the change; provided, that no such change will (i) alter or change the amount or kind of the consideration to be issued to holders of Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares as currently contemplated in this Agreement, (ii) reasonably be anticipated to impose any material impediment or delay, or condition to, consummation of the Mergers, (iii) adversely affect, including with respect to federal income Tax treatment, any of the Parties or the holders of Company Shares, Operating Company Units, Company Series A Preferred Shares or Company Series B Preferred Shares in connection with the Mergers, (iv) require submission to or approval by holders of Company Shares after the Company Stockholders’ Meeting, (v) require submission to or approval by holders of Operating Company Units or (vi) increase the obligations of the Company to assist with the Financing as set forth in Section 6.15 on the date of this Agreement.

(b)Subject to the limitations set forth in Section 3.6(a), Parent will have the right, in its sole discretion, to cause the timing of the consummation of the Company Merger and the Operating Company Merger to be re-ordered so that the Company Merger will occur and be consummated following the consummation of the Operating Company Merger (and, therefore, the Company Merger Effective Time will occur following the Operating Company Merger Effective Time).

(c)Subject to the limitations set forth in Section 3.6(a), Parent will have the right, in its sole discretion, to cause the structure of the Operating Company Merger to be changed from a direct merger of the Operating Company with and into the Parent OP with the Parent OP continuing as the surviving entity, to a merger of a newly-formed wholly-owned subsidiary of the Parent OP with and into the Operating Company with the Operating Company continuing as the surviving entity and a subsidiary of the Parent OP; provided, that any such newly-formed subsidiary of the Parent OP will sign a joinder to this Agreement.

Section 3.7Lost Certificates. If any Certificate, Operating Company Certificate, Series A Preferred Certificate or Series B Preferred Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate, Operating Company Certificate, Series A Preferred Certificate or Series B Preferred Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, Operating Company Certificate, Series A Preferred Certificate or Series B Preferred Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, Operating Company Certificate, Series A Preferred Certificate or Series B Preferred Certificate, as applicable, the Merger Consideration, the Operating

Company Merger Consideration, the Series A Preferred Merger Consideration or the Series B Preferred Certificate, as applicable.

Section 3.8Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders, shall be available with respect to the Mergers or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL. The Company covenants and agrees that the Company and the Company Board shall not grant or make available any such dissenters’ or appraisal rights, or rights of objecting shareholders, with respect to the Mergers or the other transactions contemplated by this Agreement without Parent’s prior written consent.

Section 3.9Cash Balances. The Company shall deliver to Parent, upon request and no later than five Business Days prior to the anticipated Closing Date, a written notice setting forth, in each case as of the close of business on the immediately preceding Business Day, the aggregate cash balances held by the Company, the Operating Company and each Company Subsidiary (by Company Subsidiary), as well as the amounts of such cash balances that are not being used or reserved for specified purposes (including, to the extent agreed by Parent following consultation with the Company, any working capital needs, repayment of any Indebtedness or any other reserves) and that are available to be utilized in respect of the obligations set forth in Section 3.1, Section 3.2 and Section 3.3.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in the Company SEC Documents furnished or filed prior to the date hereof (other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter will also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company and the Operating Company hereby jointly and severally represent and warrant to Parent and the Parent OP as follows:

Section 4.1Organization and Qualification; Subsidiaries.

(a)The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland and that has elected to be treated as a real estate investment trust for U.S. federal income Tax purposes. The Operating Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company, the Operating Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)The Company has made available to Parent true and complete copies of (i) the charter of the Company (the “Company Charter”), (ii) the amended and restated bylaws of the Company (the “Company Bylaws”), (iii) the limited liability company agreement of the Operating Company (the “Operating Company LLC Agreement”), and (iv) the Organizational Documents of each of the Company Subsidiaries, in each case as in effect as of the date hereof and together with all amendments thereto. Each of the Company Charter, the Company Bylaws, the Operating Company LLC Agreement and the Organizational Documents of the Company Subsidiaries was duly adopted and is in full force and effect, and neither the Company, the Operating Company nor any of the Company Subsidiaries, as applicable, is in violation of any of the provisions of such documents.

(c)Section 4.1(c) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Subsidiary, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or a Company Subsidiary and any other Person, as applicable, in such Company Subsidiary.

(d)Section 4.1(d) of the Company Disclosure Letter sets forth a complete list of Persons, other than the Company Subsidiaries, in which the Company or any Company Subsidiary has an equity interest as of the date of this Agreement recorded on the Company’s most recent balance sheet in an amount in excess of $1,000,000 (a “Company JV Entity”), together with the Company’s or applicable Company Subsidiary’s ownership interests and stated percentage interests in each such Company JV Entity. None of the Company nor any Company Subsidiaries own any capital stock of, or any equity interest of any nature in, any other entity, other than in the Company Subsidiaries and the Company JV Entities.

Section 4.2Capitalization.

(a)The authorized stock of the Company consists of 500,000,000 shares of common stock, $0.01 par value per share (the “Company Shares”), and 100,000,000 shares of preferred stock, $0.01 par value per share, of the Company, of which 300,000 shares are classified and designated as Series A Preferred Stock, $0.01 par value per share (the “Company Series A Preferred Shares”), and of which 3,750,000 shares are classified and designated as 7.00% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Company Series B Preferred Shares”). As of July 27, 2020 (the “Capitalization Date”), (i) 23,263,130 Company Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights (such number includes 150,836 Company Shares that are unvested outstanding Company Restricted Stock Awards), 139,875 Company Series A Preferred Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights, and 1,571,734 Company Series B Preferred Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights and (ii) no Company Shares, Company Series A Preferred Shares or Company Series B Preferred Shares were reserved for issuance, except for (A) an aggregate of 123,603 Company Shares reserved and available for issuance under the Company Equity Plan, which is exclusive of the 62,486 Company Shares that may be issued pursuant to outstanding Company Performance Award Units, and (B) $80,910,000 remaining to be issued under the Company’s “at-the-market” program. Except as set forth in Section 4.2(a) of the Company Disclosure Letter, none of the outstanding Company Shares are subject to any right of first refusal in favor of any of the Company or the Company Subsidiaries.

(b)All Company Shares to be issued pursuant to any Company Restricted Stock Award will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, right of repurchase, right of participation or any similar right. Section 4.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Restricted Stock Award and Company Performance Award Unit outstanding as of the Capitalization Date: (i) the name of the holder of such Company Restricted Stock Award or Company Performance Award Unit; (ii) the number of Company Shares subject to such Company Restricted Stock Award held by such holder; (iii) the date on which such Company Restricted Stock Award or Company Performance Award Unit was granted; and (iv) the extent to which such Company Restricted Stock Award or Company Performance Award Unit is vested and/or non-forfeitable, as of the Capitalization Date, and the times and extent to which such Company Restricted Stock Award or Company Performance Award Unit (assuming target level and maximum performance to the extent applicable) is scheduled to become vested and/or non-forfeitable thereafter.

(c)As of the date hereof, except as provided in Section 4.2(a) or Section 4.2(b), there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of stock of, or other equity or voting interests in, the Company or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire, sell, redeem, exchange or convert any stock of, or other equity interests in, the Company or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Shares. Since the close of business on the Capitalization Date through the date hereof, no Company Shares, Company Restricted Stock Awards, Company Performance Award Units or other equity securities of the Company or the Company Subsidiaries have been issued or granted (other than the issuance of shares in respect of Company Restricted Stock Awards outstanding prior to the Capitalization Date). The Company does not have a stockholder rights plan in place. The Company has not exempted any Person from the “Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of stock or other equity interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Company Shares.

(d)Except as provided in Section 4.2(f), the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of stock or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the Organizational Documents of the Company or any Company Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Company Charter, (ii) pursuant to the Operating Company LLC Agreement and (iii) for equity securities and other instruments (including loans) in wholly-owned Company Subsidiaries, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Company Subsidiary).

(e)Except for transfer restrictions in the Organizational Documents of the Company or any Company Subsidiary, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries. To the Company’s knowledge, there are no third party agreements or understandings with respect to the voting of any such shares of capital stock or voting securities or equity interests.

(f)The Company is the sole managing member of the Operating Company. As of the Capitalization Date, (i) 25,650,065 Operating Company Units, (ii) 139,875 Company Series A Preferred Units and (iii) 1,571,734 Company Series B Preferred Units, in each case were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, rights of repurchase, rights of participation or any similar rights. Section 4.2(f) of the Company Disclosure Letter sets forth a list as of the date hereof of all holders of the Operating Company Units, the number and type of such Operating Company Units held. As of the date hereof, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Operating Company to issue, transfer or sell any limited liability company interests in the Operating Company or any securities convertible into or exchangeable for any partnership interests in the Operating Company. There are no outstanding contractual obligations of the Operating Company to issue, repurchase, redeem or otherwise acquire any limited liability company interests in the Operating Company or any other securities convertible into or exchangeable for any partnership interest in the Operating Company.

(g)As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and the Company Subsidiaries in excess of $250,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.2(g) of the Company Disclosure Letter.

Section 4.3Authority.

(a)The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Requisite Vote, to consummate the Company Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Company Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Requisite Vote and the filing of the Company Merger Articles of Merger with the SDAT, no additional corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of the Company Merger and the other transactions contemplated hereby by the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by each of Parent and the Parent OP) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”).

(b)The Operating Company has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Operating Company and the consummation by the Operating Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Operating Company and the Company in its capacity as the sole managing member of the Operating Company and, other than the filing of the Operating Company Merger Certificate with the DSOS, no additional proceedings on the part of the Operating Company are necessary to authorize the execution, delivery and performance by the Operating Company of this Agreement or the consummation of the transactions contemplated hereby by the Operating Company. This Agreement has been duly executed and delivered by the Operating Company and (assuming the due authorization, execution and delivery of this Agreement by each of Parent and the Parent OP) constitutes the valid and binding obligation of the Operating Company enforceable against the Operating Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)The Company Board has unanimously (i) approved and declared the Mergers and the other transactions contemplated by this Agreement advisable and in the best interest of the Company and the stockholders of the Company, (ii) approved the execution, delivery and performance of this Agreement and, subject to obtaining the Company Requisite Vote, the consummation by the Company of the transactions contemplated hereby, including the Mergers, (iii) directed that, on the terms and subject to the conditions of this Agreement, the Company Merger be submitted to the stockholders of the Company for their approval and (iv) resolved, on the terms and subject to the conditions of this Agreement, to recommend the approval of the Company Merger by the stockholders of the Company, in each case by resolutions duly adopted, which resolutions, except as permitted under Section 6.6, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 4.4No Conflict; Required Filings and Consents.

(a)None of the execution, delivery or performance of this Agreement by the Company or the Operating Company or the consummation by the Company or the Operating Company of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Requisite Vote, conflict with or violate any provision of the Company Charter, the Company Bylaws or the Operating Company LLC Agreement, as applicable; (ii) (A) conflict with or violate any provision of the Organizational Documents of any Company Subsidiary (other than the Operating Company) and (B) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary, pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses (ii)(B) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)None of the execution, delivery or performance of this Agreement by the Company or the Operating Company or the consummation by the Company or the Operating Company of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company or any Company Subsidiary or with respect to any of their respective properties or assets, other than (i) the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT, (ii) the filing of the Operating Company Merger Certificate with the DSOS, (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Exchange Act, (v) filings as may be required under the rules and regulations of the New York Stock Exchange, (vi) compliance with any applicable federal or state securities or “blue sky” Laws, (vii) such filings as may be required in connection with the payment of any transfer and gain Taxes and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.5Company SEC Documents; Financial Statements.

(a)Since January 1, 2017, the Company has filed with or otherwise furnished to the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company SEC Documents”), except where the failure to file (or furnish, as applicable) such Company SEC Document would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Operating Company, on the other hand, since January 1, 2017. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company or the Operating Company with the SEC and, as of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were prepared in accordance with generally accepted accounting principles as applied in the United States (“GAAP”) (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

(b)The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. To the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c)As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated), except for as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the New York Stock Exchange, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)None of the Company nor the Company Subsidiaries is a party to, or has any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar material contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) (i) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and the Company Subsidiaries in their published financial statements or other Company SEC Documents or (ii) that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to the Company and the Company Subsidiaries.

(e)Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, none of the Company nor the Company Subsidiaries have made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.6Information Supplied. The Proxy Statement will not, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement, insofar as it relates to the Company or the Company Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company or the Operating Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, the Parent OP or any of their Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement.

Section 4.7Absence of Certain Changes. Except to the extent arising out of or relating to the transactions contemplated by this Agreement, since December 31, 2019 through the date hereof, (a) the Company, the Operating Company and the Company Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (c) except for regular quarterly cash dividends or other distributions on the Company Shares, Company Series A Preferred Shares, Company Series B Preferred Shares or Operating Company Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Shares, Company Series A Preferred Shares, Company Series B Preferred Shares or Operating Company Units. Section 4.7 of the

Company Disclosure Letter sets forth a list of all material actions taken in response to a Contagion Event by the Company since December 31, 2019.

Section 4.8Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2019 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice in all material respects since December 31, 2019, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.9Permits; Compliance with Laws.

(a)The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)The Company and each of the Company Subsidiaries is, and since December 31, 2019 has been, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations is pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(c)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, officer or employee of the Company or any of the Company Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 4.10Litigation. Except for stockholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no suit, claim, action, investigation or proceeding which is against the Company or any Company Subsidiary (or any of their properties or assets) pending or, to the knowledge of the Company, threatened in writing that (a) involves stated amounts in controversy in excess of $1,000,000, (b) seeks material injunctive or other material non-monetary relief or (c) individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of immediately prior to the date of this Agreement, there is no suit, claim, action, investigation or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.11Employee Benefits.

(a)Section 4.11(a) of the Company Disclosure Letter sets forth an accurate and complete list of all material “employee benefit plans”, as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974 (“ERISA”) (whether or not subject to ERISA), and all other material employee benefit plans or other benefit arrangements or payroll practices, including bonus plans, fringe benefits, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, share purchase, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, tuition assistance, directors’ benefit, bonus or other incentive compensation, (in each case whether written or unwritten) which the Company or any Company Subsidiary sponsors, maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any Company Subsidiary has any direct or indirect liability, contingent or otherwise (a “Company Employee Benefit Plan”).

(b)The Company and its ERISA Affiliates do not maintain, sponsor, contribute to and are not required to contribute to (and each such entity has not, in the past six years, had an obligation to contribute to) or have any material liability, including contingent liability, under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) plan, program, Contract, policy, arrangement or agreement that provides for post-retirement or post-termination health, life insurance or other welfare type benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code. Neither the Company nor any ERISA Affiliate has incurred any material present or contingent liability under Title IV of ERISA, nor does any condition exist which would reasonably be expected to result in any such liability.

(c)Copies of the following documents, with respect to each of the Company Employee Benefit Plans have been provided to Parent by the Company: (i) the most recent plan and related trust documents, and amendments thereto (or, to the extent no such plan exists, a written summary of material terms); (ii) the most recent Form 5500 and schedules thereto, if applicable; (iii) the most recent Internal Revenue Service (“IRS”) determination letter or opinion letter, as applicable; (iv) the current summary plan description and any summaries of material modifications thereto, if applicable; (v) the most recent financial statements and actuarial valuations, if applicable; (vi) all material correspondence regarding the Company Employee Benefit Plan with any Governmental Entity; (vii) all related trust agreements or documentation establishing other funding arrangements, if applicable; (viii) nondiscrimination testing results for the two previous plan years, if applicable; and (ix) Form 1094-Cs filed by the Company for the previous three years.

(d)Except as would not be expected to adversely affect the Company or the Company Subsidiaries in any material respect, (i) the Company and the Company Subsidiaries have performed all obligations required to be performed by them under all Company Employee Benefit Plans; (ii) the Company Employee Benefit Plans have been maintained, funded, and administered in compliance with their terms and the requirements of applicable Laws; (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof, or, to the extent not yet due, will have been paid, or accrued in accordance with GAAP, prior to the Company Merger Effective Time; (iv) there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the knowledge of the Company, threatened in writing with respect to any Company Employee Benefit Plan; (v) the Company and the Company Subsidiaries have no liability as a result of any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975(c) of the Code) for any excise Tax or civil penalty, and (vi) none of the Company Employee Benefit Plans provide for continuing post-employment health, life insurance coverage or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), or similar state Law (other than the contractual obligations to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA that are set forth in in Section 4.11(b)(v) of the Company Disclosure Letter).

(e)Each of the Company Employee Benefit Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion letter or determination letter from the IRS and, to the knowledge of the Company, there is no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan.

(f)Except as contemplated by the transactions set forth in Section 3.3, neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or in combination with any other event) (i) result in any material payment becoming due, or materially increase the amount of compensation due, to any current or former Service Provider; (ii) materially increase any benefits otherwise payable under any Company Employee Benefit Plan; or (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any Company Subsidiary to any current or former Service Provider. No amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) would be nondeductible under Section 280G of the

Code. Neither the Company nor any Company Subsidiary has any obligations to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including, but not limited to, Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(g)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have (i) have offered their full-time employees minimum essential coverage that is affordable and provides minimum value to the extent required to avoid a penalty under Code Section 4980H; and (ii) have not incurred any penalties or excise Taxes under Code Sections 4980D, 4980H 6721, or 6722.

(h)To the knowledge of the Company, neither the Company nor any ERISA Affiliate maintains or is required to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA or any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA and the Company has no liabilities with respect to employee benefit plans maintained or sponsored by any third party in connection with a Management Agreement, and no events have occurred that would reasonably be expected to result in liabilities to the Company with respect to any such employee benefit plans.

(i)Neither the Company nor any Company Subsidiary has sponsored, maintained, participated in, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program or other arrangement providing compensation or benefits to any services provider (or any dependent thereof) which is subject to the laws of any jurisdiction outside of the United States.

Section 4.12Labor Matters.

(a)Neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts).

(b)(i) No employees of the Company or any of the Company Subsidiaries are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a written demand to the Company or any Company Subsidiary for recognition or certification; (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the knowledge of the Company, there are no organizing activities involving the Company or any Company Subsidiary pending with any labor organization or group of employees of the Company or any Company Subsidiary; and (v) the Company and the Company Subsidiaries are not currently materially affected and have not been materially affected in the past by any actual or threatened work stoppage, strike or other labor disturbance.

(c)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints filed or, to the knowledge of the Company, threatened in writing by or on behalf of any employee or group of employees of the Company or any Company Subsidiary.

(d)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no complaints, charges or claims against the Company or any Company Subsidiary filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Company Subsidiary.

(e)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, overtime, worker classification hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff’ or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, affirmative action, safety and health, immigration, Fair Labor Standards Act, 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the Family Medical Leave Act, ERISA or any other applicable Law or comparable state fair employment practices act, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax; and (ii) there has been no “mass layoff’ or “plant closing” as defined by WARN with respect to the Company or any Company Subsidiary since January 1, 2020.

(f)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2019, there has not been any act or written or, to the Company’s knowledge, oral allegation of or sex-based discrimination, sexual harassment or sexual misconduct, or breach of any policy of any of the Company or the Company Subsidiaries relating to the foregoing, in each case involving any of the Company or the Company Subsidiaries or any of their respective current or former employees, officers, directors, or managers, individual independent contractors or other Service Providers, nor since December 31, 2019 has there been any settlement or similar out-of-court or pre-litigation arrangement relating to any such matters, nor since December 31, 2019 has any such action, settlement or other arrangement been proposed.

Section 4.13Tax Matters.

(a)The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns were correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of the Company or any Company Subsidiary (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b)There are no Liens for Taxes (other than Permitted Liens) on any assets of the Company or any Company Subsidiary.

(c)The Company (i) for all Taxable years from December 31, 2015 through December 31, 2019, has been organized and operated in conformity for qualification and Taxation as a real estate investment trust within the meaning of Section 856 of the Code (“REIT”), (ii) has operated in such a manner so as to enable it to qualify as a REIT from January 1, 2020 through the date of the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the knowledge of the Company, threatened in writing. Section 4.13(c) of the Company Disclosure Letter sets forth each Company Subsidiary and its classification for U.S. federal income Tax purposes as of the date hereof. Each entity that is listed in Section 4.13(c) of the Company Disclosure Letter as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association Taxable as a corporation. Each entity that is listed in Section 4.13(c) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income Tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(1) of the Code (a “TRS”) as set forth on such schedule. Each entity that is listed in Section 4.13(c) of the Company Disclosure Letter as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income Tax purposes. Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(d)Since January 1, 2015, the Company and the Company Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes (other than Transfer Taxes) that have become due and that have not been previously paid other than in the ordinary course of business. Since January 1, 2015, neither the Company nor any Company Subsidiary (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since January 1, 2015, neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest and redetermined TRS service income” described in Section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(e)There are no Tax Protection Agreements currently in force.

(f)Each of the Company and the Company Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of the Company, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, is not subject to a claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is subject to material Taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling, requests for administrative relief, requests for technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (ix) is not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(g)The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all amounts required to be so withheld, and have paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws.

(h)The Company and the Company Subsidiaries have collected and remitted to the appropriate Governmental Entity all material sales and use Taxes to the extent required by applicable Law, or have been furnished properly completed exemption certificates and have, in all material respects, maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i)The Company has made available to Parent copies of (i) all U.S. federal and other material income Tax Returns of the Company and the Company Subsidiaries relating to the Taxable periods ending since the Company’s Taxable year ending on December 31, 2016 and (ii) any audit report issued within the last four (4) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(j)Neither the Company nor any Company Subsidiary (i) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Company or such Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(k)Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(l)Neither the Company nor any Company Subsidiary is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company and any Company Subsidiary and (ii) provisions in commercial contracts not primarily relating to Taxes.

(m)Section 4.13(m) of the Company Disclosure Letter sets forth a list of all Reportable Transactions in which the Company or any Company Subsidiary has participated. Each of the Company and the Company Subsidiaries have disclosed to the IRS on the appropriate Tax Returns any Reportable Transaction in which it has participated. Each of the Company and the Company Subsidiaries have retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents and other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g).

(n)Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code)

in a distribution that was reported as or otherwise constituted a distribution to which Section 355 of the Code is applicable (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)Neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), or as a transferee or successor.

(p)Section 4.13(p) of the Company Disclosure Letter sets forth a true and complete list of elections that have been made (or are pending as of the date hereof) or actions that have been taken (or are pending as of the date hereof) by the Company or any Company Subsidiary pursuant to Sections 7001-7005 of the Families First Act.

(q)Section 4.13(q) of the Company Disclosure Letter sets forth the following (whether occurring or applied for, as applicable, as of the date hereof) by the Company or any Company Subsidiary: (i) credits claimed pursuant to Section 2301 of the CARES Act, (ii) payroll and employment taxes deferred pursuant to Section 2302(a) of the CARES Act, (iii) net operating losses carried back pursuant to Section 2303(b) of the CARES Act, (iv) alternative minimum tax credits used pursuant to Section 2305 of the CARES Act, (v) elections made pursuant to Section 2306 of the CARES Act, and (vi) additional depreciation taken pursuant to Section 2307 of the CARES Act.

Section 4.14Real Property.

(a)Subject to the immediately succeeding sentence, Section 4.14(a) of the Company Disclosure Letter lists the common street address for all real property owned by the Company or any Company Subsidiary in fee as of the date hereof, and the Company Subsidiary owning such real property (such real property interests are, as the context may require, individually or collectively referred to as the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens. Section 4.14(a) of the Company Disclosure Letter lists all agreements pursuant to which the Company or a Company Subsidiary leases, licenses or otherwise allows a party to occupy any Owned Real Property, except pursuant to a Storage Agreement.

(b)Subject to the immediately succeeding sentence, Section 4.14(b) of the Company Disclosure Letter lists the common street address for all real property in which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold, sublease, or other occupancy interest, including a ground lease interest (as the context may require, individually or collectively, the “Company Leased Real Property”), each lease, sublease or other occupancy agreement, including each ground lease, for such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment, guaranty or any other agreement relating thereto (“Company Leases”) and the Company or the applicable Company Subsidiary holding such leasehold or sublease interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary

holds a valid leasehold, subleasehold or other occupancy interest as a lessee, sublessee or occupant in the Company Leased Real Property free and clear of all Liens except for Permitted Liens. True and complete copies of the Company Leases in effect as of the date of this Agreement have been made available to Parent.

(c)Section 4.14(c)(i) of the Company Disclosure Letter sets forth (i) the outstanding principal balance of each Mortgage Loan as of July 31, 2020, (ii) the accrued and unpaid interest under each Mortgage Loan as of July 31, 2020, (iii) the unfunded amount of the Mortgage Loan as of July 31, 2020, (iv) the maturity date of each Mortgage Note, and (v) the interest rate accruing under each Mortgage Note as of July 31, 2020. Section 4.14(c)(ii) of the Company Disclosure Letter lists the common street address for all real property secured by all Mortgage Loans held by the Company and any Company Subsidiary. The Company or a Company Subsidiary is the sole owner of record and holder of each Mortgage Loan and the related Mortgage Note.

(d)Section 4.14(d)(i) and (ii) of the Company Disclosure Letter disclose, as of the date hereof, (i) each development and redevelopment project that is in pre-development as of June 30, 2020 (collectively, the “Development Projects”), including the common street address for such Development Projects, and (ii) the amount that the Company remains obligated or otherwise committed to fund with respect to each Mortgage Loan, including for project hard and/or soft costs, developer fees, interest payments (either during construction or during lease-up), operating reserves (the “Development Expenditures”), in each case, in excess of $150,000 per Development Project. The capital expenditure budget in Section 4.14(d)(iii) of the Company Disclosure Letter (the “Capital Expenditure Budget”) discloses, as of the date hereof, the budgeted amount of all allowances (including tenant allowances), expenditures and fundings (other than those relating to Development Projects which are shown on the Development Expenditure Budget) (the “Capital Expenditures”) by Owned Real Property, budgeted to be funded annually through project completion by or on behalf of the Company or any Company Subsidiary, in each case in an aggregate amount per Owned Real Property in excess of $50,000.

(e)Except for the Storage Agreements and the Company Material Contracts identified in Section 4.17(b)(iv) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is bound by any unexpired option to purchase agreement, right of first refusal or first offer or any other right to purchase, lease, ground lease or otherwise acquire any interest in Owned Real Property or any portion thereof.

(f)Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which the Company or any of the Company Subsidiaries manages, is a development manager of or is the leasing agent of any real properties for any third party. Section 4.14(f)(i) of the Company Disclosure Letter sets forth all Management Agreements that provide for payments in excess of $50,000 per annum. Section 4.14(f)(ii) of the Company Disclosure Letter sets forth all agreements pursuant to which the Company or any Company Subsidiary has entered into with a third party for the construction of any improvements on any Owned Real Property or any Company Leased Real Property that provide for payments in excess of $50,000.

(g)Section 4.17(b)(iv) of the Company Disclosure Letter sets forth a true, correct and complete list of all Transfer Rights with respect to any real property or person in favor of the Company or any Company Subsidiary. Section 4.14(g) of the Company Disclosure Letter sets for all Transfer Rights that have been exercised by the Company or any Company Subsidiary since December 31, 2018. As of the date hereof, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any real property or Person, which transaction has not yet been consummated and (ii) no third party has exercised in writing any Transfer Right with respect to any Company Subsidiary or Owned Real Property, which transaction has not yet been consummated.

(h)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Owned Real Properties, Company Leased Real Properties, or Mortgaged Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Owned Real Property, free and clear of all Liens other than Permitted Liens.

(i)None of the Company or any of the Company Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Owned Real Property or Mortgaged Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) each Mortgage Loan is evidenced by a Mortgage Note and is duly secured by a valid, subsisting, enforceable and perfected first Lien on the related Mortgaged Property, in each case, on such forms and with such terms as complied in all material respects with all applicable Law, (ii) each Mortgage related to a Mortgage Loan created an ownership interest in Mortgagor’s estate in fee simple in the Mortgaged Property, (iii) each Mortgage Note related to a Mortgage Loan and the related Mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, subject to Bankruptcy and Equity Exception, and (iv) no Mortgage Loan is subject to any rights of rescission, reformation, set-off, counterclaim or defense of usury, and no such right of rescission, reformation, set-off, counterclaim, or defense has been asserted with respect thereto, nor will the operation of any of the terms of the applicable Mortgage Note or the Mortgage, or the exercise of any right thereunder, render either such Mortgage Note or such Mortgage unenforceable by the lender, in whole or in part, or subject to any right of rescission, reformation, set-off, counterclaim or defense, including the defense of usury, and no such right of rescission, reformation, set-off, counterclaim, or defense has been asserted with respect thereto.

(k)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, with respect to Mortgage Loans, to the knowledge of the Company, the Company and each Company Subsidiary has complied in all material respects with the requirements of any applicable Law, including usury, truth in lending, real estate settlement procedures, predatory and abusive lending laws, equal credit opportunity, and unfair collection practices. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, each Mortgage Loan was underwritten, originated and serviced in compliance in all material respects with applicable Law. Section 4.14(k) of the Company Disclosure Letter sets forth a true, correct and complete list of all servicing agreements related to the Mortgage Loans.

(l)To the knowledge of the Company, each Mortgage related to a Mortgage Loan was properly recorded and was a valid, perfected and enforceable first Lien and first priority security interest with respect to each Mortgage Loan on the Mortgaged Property, including all improvements on the Mortgaged Property.

(m)Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Mortgage and related Mortgage Note owned by the Company or any Company Subsidiary contain customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security provided thereby (such as for the enforcement of the Lien against the Mortgaged Property), including, (i) in the case of a Mortgage designated as a deed of trust or other security instrument allowing non-judicial foreclosure, by trustee’s sale, and (ii) otherwise by judicial foreclosure. Except as set forth in Section 4.14(m) of the Company Disclosure Letter, there is no pending or, to the Company’s knowledge, threatened litigation, arbitration or other proceedings, including any enforcement or foreclosure actions, related to any Mortgage Loan.

Section 4.15Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)(i) The Company and each Company Subsidiary are and have been in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and at all times during the Company’s and each Company Subsidiary’s ownership or operation of any Owned Real Property, such Owned Real Property or Company Leased Real Property has been (and with respect to former Subsidiaries of the Company and properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company, to the knowledge of the Company or any Company Subsidiary, was during the period owned, leased or operated by any of them) in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits); (ii) there are no administrative or judicial proceedings relating to Environmental Laws pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary any Owned Real Property or Company Leased Real Property, or, to the knowledge of the Company, any properties formerly owned, leased or operated by the Company or any Company Subsidiary or any former Subsidiaries of the Company; (iii) neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim, in any case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Company, no such notice, demand or claim has been threatened; and (iv) each Environmental Permit required of the Company, any Company Subsidiary, and any Owned Real Property or Company Leased Real Property is valid and in effect and the renewal of such Environmental Permit has been timely re-applied for.

(b)(i) Neither the Company nor any Company Subsidiary has received any written notice, demand or claim alleging liability on the part of the Company or any Company Subsidiary as a result of a Release of Hazardous Substances; (ii) Hazardous Substances are not present in, at, on or under any of the Owned Real Property or Company Leased Real Property, either as a result of the operations of the Company or any Company Subsidiary or otherwise, and to the knowledge of the Company are not present in, at, on or under any other real property for which the Company or any Company Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Company or any Company Subsidiary; and (iii) there are, to the knowledge of the Company, no wetlands (as that term is defined under Section 404 of the Federal Water Pollution Control Act 33 U.S.C. Section 1344, and all implementing regulations) at any Owned Real Property or Company Leased Real Property, nor is any Owned Real Property or Company Leased Real Property subject to any current or, to the knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record.

Section 4.16Intellectual Property.

(a)Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete list of all Patents, registered Marks and registered Copyrights that are owned by the Company and the Company Subsidiaries (“Registered Company Intellectual Property Assets”).

(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, and Trade Secrets (the “Intellectual Property Rights”) used by the Company or any Company Subsidiary in, and that are material to, the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”) and (ii) neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property Rights. To the knowledge of the Company, no other Person has infringed any Company Intellectual Property Rights in the 12 months preceding the date hereof, except for any such infringement as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and all Registered Company Intellectual Property Assets have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable, except for issuances, registrations or applications that the Company or the Company Subsidiaries, as applicable, has permitted to expire or has cancelled or abandoned in its reasonable business judgment.

(c)To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other Person, except for any such infringement that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received, in the 12 months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property Rights of any other Person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information; (ii) no Company Protected Information has been disclosed by the Company or the Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (iii) the Company and the Company Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iv) the Company and the Company Subsidiaries (and, to the Company’s knowledge, as of the date hereof, the applicable management companies) have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; (v) the franchisors have at all times complied (and, to the Company’s knowledge, as of the date hereof, the applicable management companies are in compliance) with all privacy, security, or data protection Laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (vi) none of the Company or the Company Subsidiaries have been (nor, to the Company’s knowledge, as of the date hereof, the applicable management companies are not) under investigation by any Governmental Entity concerning any privacy, security or data protection Laws.

Section 4.17Contracts.

(a)All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed on or after January 1, 2019 pursuant to the Exchange Act of the type described in Item 601 (b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts will be deemed to have been made available to Parent.

(b)Other than the Contracts described in Section 4.17(a), Section 4.17(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject that:

(i)is a (A) limited liability company agreement, partnership agreement or joint venture agreement or similar Contract (including Joint Venture Agreements) with a third party, (B) Mortgage Loan or Mortgage Note, (C) Management Agreement or (D) Material Company Lease;

(ii)contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage;

(iii)evidences Indebtedness for borrowed money (A) in excess of $500,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured or (B) secured by Owned Real Property (such Contracts, the “Existing Loan Documents”);

(iv)provides for the pending purchase, sale, assignment, ground leasing or disposition of or a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by merger, purchase or sale of assets or stock or otherwise, directly or indirectly, any (A) real property (including any Owned Real Property or any portion thereof) or equity interests of any Person or (B) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $250,000;

(v)except for any capital contribution requirements as set forth in the Organizational Documents of any Person set forth in Section 4.17(b)(v) of the Company Disclosure Letter, in any Joint Venture Agreements or with respect to any Development Project, (A) requires the Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Company Subsidiary or other Person in excess of $1,000,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $1,000,000.

(vi)relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $200,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(vii)with any current executive officer or director of the Company or any of the Company Subsidiaries, any stockholder of the Company beneficially owning 5% or more of outstanding Company Shares or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing

(viii)constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a holding transaction;

(ix)is a severance or change of control agreement or provides for indemnification of any officer, manager, director, trustee or employee, or is an employment, staffing, independent contractor, professional employer organization, staffing company, temporary employment agency, or leased employee agreement or arrangement, or any collective bargaining agreement (other than any Company Employee Benefit Plan);

(x)has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000; or

(xi)is not described in clauses (i) through (x) above and calls for or guarantees (A) aggregate payments by the Company and the Company Subsidiaries of more than $1,000,000 over the remaining term of such Contract or (B) annual aggregate payments by the Company and the Company Subsidiaries of more than $500,000.

Each Contract of a type described in clauses (a) and (b) of this Section 4.17 is referred to in this Agreement as a “Company Material Contract.” To the knowledge of the Company, the Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto.

(c)(i) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, subject to the Bankruptcy and Equity Exception, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.18Insurance.

(a)Section 4.18(a) of the Company Disclosure Letter sets forth a list of the material insurance policies held by, or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any Company Subsidiary is in breach of or default under any of such insurance policies.

(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2019, neither the Company nor the Company Subsidiaries have received written communication notifying it of any (i) termination or cancellation or denial of coverage with respect to any insurance policy, (ii) failure to renew any such insurance policy, (iii) refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder or (iv) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company. Except as set forth in Section 4.18(b) of the Company Disclosure Letter, as of the date hereof, there is no pending material claim by the Company or the Company Subsidiaries against any insurance carrier under any insurance policy held by the Company or the Company Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (i) as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance) and (ii) that the Company and the Company Subsidiaries believe are adequate for the operation of their businesses and the protection of their assets.

Section 4.19Opinion of Financial Advisor. The Company Board has received from Jefferies LLC a written opinion (or oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of such opinion shall be made available to Parent as soon as practicable after receipt thereof by the Company, for information purposes only.

Section 4.20Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other takeover Laws and regulations in the MGCL, the MRL or the DLLCA (collectively, “Takeover Statutes”).

Section 4.21Vote Required. The affirmative vote of the holders of Company Shares entitled to cast not less than a majority of all of the votes entitled to be cast on the matter at the Company Stockholders’ Meeting is the only vote required of the holders of any shares of stock or other equity securities of the Company to approve the Company Merger and the other transactions contemplated by this Agreement (the “Company Requisite Vote”). Other than the Operating Company Approval (which has been obtained), no vote or consent of the holders of any Operating Company Units is necessary to approve the Operating Company Merger, the Company Merger or the other transactions contemplated by this Agreement and no dissenters or appraisal rights will be available to any holder of Operating Company Units.

Section 4.22Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.23Brokers. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor (other than Jefferies LLC) to any broker’s or finder’s fee or other fee or commission in connection with the Mergers. The Company has furnished to Parent true and complete copies of all Contracts between the Company and Jefferies LLC, relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 4.24Related Party Transactions. Except as set forth in the Company SEC Documents filed or furnished with the SEC through and including the date of this Agreement, since January 1, 2019, there have been no transactions or Contracts between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25No Other Representations or Warranties. Except for the representations and warranties in this Article IV, neither the Company, the Operating Company nor any Person on behalf of the Company or the Operating Company makes any express or implied representation or warranty with respect to the Company, the Operating Company or any other Company Subsidiary or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company, the Operating Company and the other Company Subsidiaries or with respect to any other information provided or made available to Parent, the Parent OP or their respective Representatives in connection with the Mergers or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent, the Parent OP or their respective Representatives in “data rooms.” management presentations or due diligence sessions in expectation of the Mergers or the other transactions contemplated by this Agreement), and each of Parent and the Parent OP acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties in this Article IV neither the Company, the Operating Company nor any other Person makes or has made any express or implied representation or warranty to Parent, the Parent OP or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Operating Company, of the other Company Subsidiaries or their respective businesses or (b) any oral or written information presented to Parent, the Parent OP or any of their respective Representatives in the course of their due diligence investigation of the Company and the Operating Company, the negotiation of this Agreement or the course of the Mergers or the other transactions contemplated by this Agreement. The Company and the Operating Company hereby acknowledge that, except for the representations and warranties expressly set forth in Article V, neither Parent, the Parent OP nor any of their affiliates, nor any other Person on behalf of any of them, has made or is making any other express or implied representation or warranty with respect to Parent, the Parent OP or any of their respective affiliates or their respective business or operations, including with respect to any information provided or made available to the Company, the Operating Company or any of their respective affiliates or Representatives. Except with respect to the representations and warranties expressly set forth in Article V or any breach of any covenant or other agreement of Parent, the Parent OP contained in this Agreement, the Company and the Operating Company hereby acknowledge that neither Parent, the Parent OP nor any of their affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to the Company, the Operating Company or any of their affiliates on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to the Company, the Operating Company or any of their respective affiliates or Representatives, or the use by the Company, the Operating Company or any of their respective affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company, the Operating Company or any of their respective affiliates or their respective Representatives in expectation of the Mergers or the other transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND THE PARENT OP

Except as disclosed in the separate disclosure letter which has been delivered by Parent to the Company in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter will also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and the Parent OP hereby jointly and severally represent and warrant to the Company and the Operating Company as follows:

Section 5.1Organization and Qualification; Subsidiaries.

(a)Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. The Parent OP is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and the Parent OP has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent OP is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)Parent has made available to the Company true and complete copies of the Parent Charter, the Parent Bylaws and the Parent OP LLC Agreement. Each of the Parent Charter, the Parent Bylaws and the Parent OP LLC Agreement was duly adopted and is in full force and effect, and neither Parent nor the Parent OP is in violation of any of the provisions of such documents.

(c)Each of Parent and the Parent OP was formed solely for the purpose of engaging in transactions contemplated by this Agreement, and neither Parent nor the Parent OP has conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

Section 5.2Capitalization.

(a)All of the issued and outstanding common stock, $0.01 par value per share of Parent are, and immediately prior to the Company Merger Effective Time, will be owned by the Persons, and in the amounts, set forth on Section 5.2(a) of the Parent Disclosure Letter. All of the issued and outstanding membership interests in the Parent OP are, and immediately prior to the Company Merger Effective Time will be, owned, directly or indirectly, by Parent.

(b)None of Parent, the Parent OP or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Company Shares or Operating Company Units or any securities that are convertible into or exchangeable or exercisable for Company Shares or Operating Company Units, or holds any rights to acquire or vote any Company Shares or Operating Company Units, other than pursuant to this Agreement.

Section 5.3Authority.

(a)Parent has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Parent Board and, other than the filing of the Company Merger Articles of Merger with the SDAT, no additional trust proceedings on the part of Parent or the Parent OP are necessary to authorize the execution, delivery and performance by Parent of this Agreement or the consummation of the transactions contemplated hereby by Parent. This Agreement has been duly executed and delivered by Parent and (assuming the due authorization, execution and delivery of this Agreement by each of the Company and the Operating Company) constitutes the valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)The Parent OP has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent OP and the consummation by the Parent OP of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Parent OP and Parent in its capacity as the sole member of the Parent OP and, other than the filing of the Operating Company Merger Certificate with the DSOS, no additional proceedings on the part of the Parent OP are necessary to authorize the execution, delivery and performance by the Parent OP of this Agreement or the consummation of the transactions contemplated hereby by the Parent OP. This Agreement has been duly executed and delivered by the Parent OP and (assuming the due authorization, execution and delivery of this Agreement by each of the Company and the Operating Company) constitutes the valid and binding obligation of the Parent OP enforceable against the Parent OP in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)The Parent Board has unanimously (i) approved and declared advisable the Mergers and the other transactions contemplated by this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation by Parent of the transactions contemplated hereby, including the Mergers, in each case by resolutions duly adopted, which resolutions have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 5.4No Conflict; Required Filings and Consents.

(a)None of the execution, delivery or performance of this Agreement by Parent or the Parent OP or the consummation by Parent or the Parent OP of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the Parent Charter, the Parent Bylaws or the Parent OP LLC Agreement, as applicable; (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) have been obtained and all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or the Parent OP, or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of Parent or the Parent OP, pursuant to, any Contract to which Parent or the Parent OP is a party (or by which any of their respective properties or assets (including rights) are bound) or any Permit applicable to Parent, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)None of the execution, delivery or performance of this Agreement by Parent or the Parent OP or the consummation by Parent or the Parent OP of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by Parent or the Parent OP, other than (i) the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT, (ii) the filing of the Operating Company Merger Certificate with the DSOS, (iii) compliance with, and such filings as may be required under, Environmental Laws, (iv) compliance with the applicable requirements of the Exchange Act, (v) filings as may be required under the rules and regulations of the New York Stock Exchange, (vi) compliance with any applicable federal or state securities or “blue sky” Laws, (vii) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its affiliates, (viii) such filings as may be required in connection with the payment of any transfer and gain Taxes and (ix) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5Information Supplied. None of the information supplied or to be supplied by Parent, the Parent OP or any of their Representatives specifically for inclusion (or incorporation by reference) in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Parent or Parent OP with respect to (and nothing in this Section 5.5 shall apply to) statements made (or incorporated by reference) in the Proxy Statement based on information supplied by or on behalf of the Company or any of Company Subsidiaries.

Section 5.6Litigation. Except for stockholder or derivative litigation that may be brought relating to this Agreement or the transactions contemplated hereby or events leading up to this Agreement, there is no suit, claim, action, investigation or proceeding which is against Parent or any the Parent OP (or any of their properties or assets) pending or, to the knowledge of Parent, threatened in writing that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor the Parent OP is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. As of immediately prior to the date of this Agreement, there is no suit, claim, action, investigation or proceeding to which Parent or the Parent OP is a party pending or, to the knowledge of Parent, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 5.7Takeover Statutes. Parent has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any Takeover Statutes. Neither Parent nor the Parent OP beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Company Shares or Operating Company Units or any securities that are convertible into or exchangeable or exercisable for Company Shares or Operating Company Units, or holds any rights to acquire or vote any Company Shares or Operating Company Units, other than pursuant to this Agreement. Neither Parent, the Parent OP nor the “affiliates” or, to the knowledge of Parent, the “associates” of any such Person, is, nor at any time during the last five years has been, an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 5.8Brokers. Neither Parent nor the Parent OP has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor (other than Raymond James & Associates, Inc. and KeyBank, N.A.) to any broker’s or finder’s fee or other fee or commission in connection with the Mergers.

Section 5.9Financing. Parent has received an executed commitment letter, a true and complete copy of which has been delivered to Parent, from the parties identified therein (the “Equity Sponsors”) committing, subject to (and only to) the terms and conditions expressly set forth therein, to provide equity financing of up to $769,619,409 in the aggregate to the Person(s) identified in such commitment letter (such commitment letter, the “Equity Commitment Letter” and the equity financing committed pursuant to the Equity Commitment Letter, the “Equity Financing”). The Company is an express third-party beneficiary of the Equity Commitment Letter. As of the date of this Agreement, other than the letters comprising the Equity Commitment Letter, there are no side letters, other agreements or arrangements related to the Equity Financing. The obligations to fund the full amount of the commitments under the Equity Commitment Letter are not subject to any condition, other than the conditions expressly set forth in the Equity Commitment Letter. The Equity Commitment Letter has been duly executed by Parent, to the knowledge of Parent, and each other Person party thereto, and the Equity Commitment Letter is in full force and effect and constitutes the valid and binding obligation of Parent and, to the knowledge of Parent, each other Person party thereto enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by the Bankruptcy and Equity Exception. As of the date of this Agreement, the Equity Commitment

Letter has not been amended or modified, no such amendment or modification is contemplated, and the commitments contained in the Equity Commitment Letter have not been suspended, withdrawn or rescinded in any respect. There are no fees, expense reimbursement obligations or other amounts that are required to be paid by Parent or any of its affiliates prior to Closing under or in respect of the Equity Commitment Letter. As of the date of this Agreement, (a) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default, breach or failure of condition under the Equity Commitment Letter, and (b) assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent does not have any reason to believe that any of the conditions to the financings contemplated by the Equity Commitment Letter will not be satisfied on a timely basis or that the Equity Financing contemplated by any of the Equity Commitment Letter will not be made available on the Closing Date. As of the date of this Agreement, Parent is not aware of any fact or occurrence that makes any of the assumptions, or any of the representations and warranties of Parent, in any of the Equity Commitment Letter inaccurate in any material respect and no Equity Sponsor has notified Parent or any of its affiliates of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under the Equity Commitment Letter or intent not to provide the Equity Financing. Assuming (i) that the Equity Financing is funded in accordance with the terms of the Equity Commitment Letter and subject to the conditions contained therein and (ii) satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent will have the financial capability and sufficient funds available (together with any available cash pursuant to Section 3.9) sufficient to satisfy all of Parent’s and Parent OP’s obligations under this Agreement, including the payment of the Merger Consideration, the Operating Company Merger Consideration and the Series B Preferred Merger Consideration, the payment of the amounts contemplated by Section 3.3 and the payment of all associated fees, costs and expenses contemplated by this Agreement or payable in connection with the transactions contemplated by this Agreement by Parent and Parent OP. Parent affirms that (A) the Company and its affiliates have no responsibility for any debt financing that Parent or any of its affiliates may raise in connection with the transactions contemplated hereby and (B) it is not a condition to the Closing or to any of its obligations under this Agreement that it obtain financing for or related to any of the transactions contemplated by this Agreement.

Section 5.10Solvency. Assuming that (a) the conditions to the obligation of Parent and the Parent OP to consummate the Mergers have been satisfied or waived, (b) the representations and warranties set forth in Article IV are true and correct, and (c) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then at and immediately following the Company Merger Effective Time and after giving effect to all of the transactions contemplated by this Agreement, the Surviving Company and each Subsidiary of the Surviving Company, including the Surviving OC, will be Solvent. Neither Parent nor the Parent OP are entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.

Section 5.11No Other Representations and Warranties. Parent and the Parent OP hereby acknowledge that, except for the representations and warranties expressly set forth in Article IV, neither the Company, the Operating Company nor any of their affiliates, nor any other Person on behalf of the Company or the Operating Company, has made or is making any other express or implied representation or warranty with respect to the Company, the Operating Company or any of their respective affiliates or their respective businesses, operations, properties, assets, liabilities, conditions (financial or otherwise) or prospects, including with respect to any information provided or made available to Parent, the Parent OP or any of their respective affiliates or Representatives. Except with respect to the representations and warranties expressly set forth in Article IV or any breach of any covenant or other agreement of the Company or the Operating Company contained in this Agreement, Parent and the Parent OP hereby acknowledge that neither the Company, the Operating Company, nor any of their affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to Parent, the Parent OP or any of their affiliates on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to Parent, the Parent OP or any of their respective affiliates or Representatives, or the use by Parent, the Parent OP or any of their respective affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent, the Parent OP or their respective affiliates and Representatives, including in “data rooms,” management presentations or due diligence sessions, in expectation of the Mergers or the other transactions contemplated by this Agreement. Each of Parent, the Parent OP and their respective affiliates and Representatives have relied on the results of their own independent investigation and the representations and warranties expressly set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1Conduct of Business by the Company Pending the Mergers. During the period from the date of this Agreement to the earlier of the Operating Company Merger Effective Time and the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), except as otherwise expressly contemplated or permitted by this Agreement or as required by Law, the Company shall, and shall cause each Company Subsidiary to, in all material respects, use commercially reasonable efforts (i) to carry on their respective businesses in the ordinary course of business in a manner materially consistent with the Company’s operating budget, the Capital Expenditure Budget, the Development Expenditure Budget and past practice (other than with respect to any action taken in response to any Contagion Event that has been consented to by Parent as set forth in the next succeeding sentence), (ii) to maintain and preserve substantially intact their respective current business organizations, (iii) to retain the services of their respective current officers and key employees, (iv) to preserve their goodwill and relationships with borrowers and developers to whom the Company has provided financing and others having business dealings with them and (v) to preserve their assets and properties in good repair and condition (normal wear and tear excepted). Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, and the Company shall cause each Company Subsidiary not to (except as expressly permitted or expressly contemplated by this Agreement or as expressly contemplated by the transactions contemplated hereby, as required by Law, as set forth Section 6.1 of the Company Disclosure Letter, to the extent requested by Parent or to the extent that Parent otherwise consents in writing, which consent may not be unreasonably withheld, delayed or conditioned (provided that Parent shall be deemed to have consented to any action the Company requests to take in response to a Contagion Event in the event that Parent has not affirmatively declined to consent to such action in writing within 24 hours following the Company’s delivery of such request):

(a)(i) amend or propose to amend the Company Charter, Company Bylaws, Operating Company LLC Agreement, or similar Organizational Documents of the Company or the Operating Company or (ii) amend or propose to amend the Organizational Documents of any other Company Subsidiary;

(b)authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments,

subscriptions, rights to purchase or otherwise) any shares of any class, partnership interests or any equity equivalents (including any share options or share appreciation rights) or any other securities convertible into or exchangeable for any shares, partnership interests or any equity equivalents (including any share options or share appreciation rights), except for the issuance or sale of Company Shares (i) pursuant to the exercise or vesting or redemption of Company Restricted Stock Awards outstanding on the date hereof and disclosed in Section 4.2(b) of the Company Disclosure Letter or (ii) issuable upon exchange or redemption of Operating Company Units in accordance with the terms of the Operating Company LLC Agreement;

(c)(i) split, combine or reclassify any of their respective stock, partnership interests or other equity interests; (ii) except (A) as permitted pursuant to Section 6.11, (B) for the payment of dividends or other distributions declared prior to the date of this Agreement, (C) in transactions between the Company and one or more wholly owned Company Subsidiaries or solely between wholly owned Company Subsidiaries or (D) for distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, as may be required by the organizational documents of such Company Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective stock, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any shares of their respective stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii), (A) as may be required by the Company Charter or the Operating Company LLC Agreement, (B) for the withholding of Company Shares from a Company Restricted Stock Award or acquisition of Company Shares from a holder of a Company Restricted Stock Award, in each case, in satisfaction of Tax withholding obligations or in payment of the applicable exercise price in accordance with the terms of the applicable Company Equity Plan or (C) as may be reasonably necessary for the Company to maintain its status as a REIT under the Code or avoid the payment of any income or excise Tax; or (iv) enter into any Contract with respect to the voting or registration of any share of stock or equity interest of the Company or any Company Subsidiary;

(d)subject to the provisions of Section 6.6, authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization;

(e)(i) incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except (A) for borrowings and guarantees under the Company’s or any of the Company Subsidiaries’ Existing Loan Documents in the ordinary course of business consistent with past practice or (B) in connection with transactions permitted pursuant to Section 6.1(j), (ii) prepay, refinance or amend any Indebtedness, except for (A) repayments under the Company’s existing credit facilities in the ordinary course of business consistent with past practice (specifically excluding the loans secured, directly or indirectly, by any Owned Real Property), and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) except as set forth on Section 6.1(e) of the Company Disclosure Letter, make loans, advances or capital contributions to or investments in any Person (other than (x) as required by any Joint Venture Agreements or (y) Capital Expenditures or Development Expenditures permitted pursuant to Section 6.1(p), in each case, in the ordinary course of business consistent with past practice);

(f)create or suffer to exist any Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(g)except as required by the terms of any Company Employee Benefit Plan or applicable Law or as expressly otherwise contemplated by this Agreement, (i) enter into, adopt, amend or terminate any Company Employee Benefit Plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their employees with an annual base salary of $100,000 or above or directors, (iii) increase in any manner the compensation or fringe benefits of any employee, officer or director, (iv) grant to any officer, director or employee the right to receive any severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits (provided, however, that for purposes of retaining its employees as required by clause (iii) of the first paragraph of this Section 6.1, the Company may either provide retention bonuses to or adopt a severance plan for the benefit of employees below the title of Senior Vice President so long as the aggregate amount of such bonuses or the aggregate amount payable under such severance plan does not exceed $300,000), (v) with respect to any employee with an annual base salary below $100,000 per year, enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Employee Benefit Plan (including, but not limited to, the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, long-term incentive plan units under the Company Equity Plan or otherwise), (vii) hire any new employee, (viii) take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Employee Benefit Plan, (ix) terminate the employment of any employee with an annual base salary of $100,000 or above, other than for “cause”, or (x) enter into a collective bargaining agreement;

(h)(i) other than in the ordinary course of business, sell, mortgage, transfer, assign, ground lease, dispose of, pledge or encumber any material personal property, equipment or assets (other than as set forth in clause (ii) below) of the Company or any Company Subsidiary or (ii) except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 6.1(e), sell, mortgage, transfer, ground lease, dispose of, pledge or encumber any real property (including Owned Real Property), except, in the case of each of clauses (i) and (ii), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business or Permitted Liens;

(i)except as may be required as a result of a change in Law or in GAAP or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), make any material change in any financial accounting policies or financial accounting procedures that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of the Company Subsidiaries or fail to maintain all financial books and records in all material respects in accordance with GAAP;

(j)acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice for consideration that does not exceed $250,000 individually or in the aggregate;

(k)except in each case if the Company determines, after prior consultation with Parent, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, TRS or QRS for U.S. federal Tax purposes, (i) incur any Taxes outside of the ordinary course of business, (ii) file any Tax Return inconsistent with past practice, (iii) amend any income or other material Tax Return, (iv) make or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement will preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (v) settle or compromise any material Tax claim or assessment by any Governmental Entity, (vi) change any material accounting method with respect to Taxes, (vii) enter into any agreement with respect to any Tax or Tax Returns of the Company or any Company Subsidiary (including a closing agreement) with a Taxing authority, (viii) surrender any right to claim a refund of a material amount of Taxes, or (ix) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(l)take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Company to fail to qualify as a REIT;

(m)waive, release, assign, settle or compromise any claim, suit or proceeding against the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary would be financially responsible) (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing solely for payment of monetary damages less than $500,000 individually, or $1,000,000 in the aggregate or (ii) claims, suits or proceedings arising from the ordinary course of operations of the Company involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event will the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 6.5(c) (for the avoidance of doubt, this Section 6.1(m) will not apply to any claim, suit or proceeding with respect to Taxes);

(n)enter into any new line of business;

(o)(i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Material Contract or (ii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(p)make, enter into any Contract for, or otherwise commit to, any Capital Expenditures or Development Expenditures on, relating to or adjacent to any Owned Real Property; provided, however, that notwithstanding the foregoing, but subject to the provisions of Section 6.1(o), the Company and any Company Subsidiary will be permitted to make, enter into Contracts for or otherwise commit to: (i) Capital Expenditures and Development Expenditures as required by Law, (ii) emergency Capital Expenditures and Development Expenditures to repair any casualty losses in an amount up to $500,000, (iii) Capital Expenditures in the Capital Expenditure Budget, and (iv) Development Expenditures in the Development Expenditure Budget;

(q)(i) initiate or consent to any material zoning reclassification of any Owned Real Property or any material change to any approved site plan (in each case, that is material to such Owned Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Owned Real Properties in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(r)fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Owned Real Properties);

(s)issue Company Shares pursuant to the Company’s current “at-the-market” facility or enter into any similar program or facility;

(t)enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; and

(u)authorize or enter into any Contract or arrangement to do any of the actions described in Section 6.1(a) through Section 6.1(t).

Nothing contained in this Agreement will give Parent or the Parent OP, directly or indirectly, the right to control or direct the operations of the Company, the Operating Company or any other Company Subsidiary prior to the Company Merger Effective Time or the Operating Company Merger Effective Time, as applicable (it being acknowledged that prior to the Company Merger Effective Time or the Operating Company Merger Effective Time, as applicable, the Company, the Operating Company and the other Company Subsidiaries, as applicable, will exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations).

Section 6.2Access to Information.

(a)During the Interim Period, the Company shall, and shall cause each Company Subsidiary to, (i) give Parent and its authorized Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary solely for purposes of furthering the transactions contemplated by this Agreement and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; (ii) permit such inspections as Parent may reasonably require solely for purposes of furthering the transactions contemplated by this Agreement and promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as Parent may reasonably request solely for purposes of furthering the transactions contemplated by this Agreement; and (iii) facilitate reasonable access to all Owned Real Property in order to prepare or cause to be prepared (at Parent’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Owned Real Property that Parent deems to be reasonably necessary; provided that all such access will be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; provided, further, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would be reasonably likely to (A) result in a risk of loss or waiver of attorney-client privilege, attorney work product or other legal privilege, (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any Contract to which the Company or any Company Subsidiary is party or (C) breach, contravene or violate any applicable Law (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (A) , (B) or (C)). No investigation under this Section 6.2(a) or otherwise will affect the representations, warranties, covenants or agreements of the Company or the Operating Company or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the rights or remedies available hereunder.

(b)Parent and the Parent OP shall hold and shall cause their authorized Representatives to hold in confidence all documents and information concerning the Company and the Company Subsidiaries made available to them or their Representatives by the Company, the Operating Company or their Representatives in connection with the Mergers and the other transactions contemplated by this Agreement as Confidential Information (as defined in the Confidentiality Agreement) pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and NexPoint Real Estate Advisors, L.P., dated May 14, 2020 (the “Confidentiality Agreement”), which will continue in full force and effect until the Company Merger Effective Time, notwithstanding clause (iii) of Section 6 thereof.

Section 6.3Proxy Statement.

(a)As promptly as practicable (but in no event later than 15 Business Days) after the date of this Agreement, the Company shall prepare the preliminary Proxy Statement and, after reasonable consultation with, and approval by, Parent (which shall not be unreasonably withheld or delayed), file the preliminary Proxy Statement with the SEC. The Company shall use reasonable best efforts to (i) obtain and furnish the information required to be included by the SEC in the Proxy Statement, and respond, after reasonable consultation with Parent, promptly to any comments made by the SEC with respect to the Proxy Statement, and (ii) promptly upon the earlier of (A) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (B) the conclusion of any SEC review of the preliminary Proxy Statement, cause the definitive Proxy Statement to be mailed to the Company’s stockholders and, if necessary, after the definitive Proxy Statement will have been so mailed, promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies. The Company shall promptly notify Parent of the receipt of comments from the SEC and of any request from the SEC for amendments or supplements to the preliminary Proxy Statement or definitive Proxy Statement or for additional information, and shall promptly supply Parent with copies of all written correspondence between the Company or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the preliminary Proxy Statement, the definitive Proxy Statement, the Mergers or any of the other transactions contemplated by this Agreement. Parent and the Parent OP shall cooperate with the Company in connection with the preparation of the Proxy Statement, including promptly furnishing to the Company, upon request, any and all information regarding Parent and the Parent OP and their respective affiliates as may be required to be disclosed therein under applicable Law. The Proxy Statement will contain the Company Recommendation, except to the extent that the Company Board has effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.6. For the avoidance of doubt, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC or its staff with respect thereto, the Company shall (x) provide Parent and its legal counsel with a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the final Proxy Statement or comments) and (y) shall consider Parent’s comments in good faith.

(b)If at any time prior to the Company Stockholders’ Meeting any event or circumstance relating to the Company or Parent or any of their respective Subsidiaries, or their respective officers, trustees or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as the case may be, shall promptly inform the other Parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders. All documents that the Company is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

Section 6.4Company Stockholders’ Meeting. The Company will, as soon as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders in accordance with Section 6.3(a), duly call, give notice of, convene and hold a meeting of the holders of the Company Shares (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Requisite Vote. The record date of the Company Stockholders’ Meeting shall be selected by the Company after reasonable consultation with Parent. The Company, through the Company Board, shall recommend to holders of the Company Shares that they vote in favor of the Company Merger so that the Company may obtain the Company Requisite Vote (the “Company Recommendation”) and the Company shall use reasonable best efforts to solicit the Company Requisite Vote (including by soliciting proxies from the Company’s stockholders), except in each case to the extent that the Company Board has effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 6.6. The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting after reasonable consultation with Parent (a) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Company Shares within a reasonable amount of time in advance of a vote on the Company Merger, (b) for the absence of a quorum or (c) if additional time is reasonably required to solicit proxies in favor of the approval of the Company Merger; provided, that, in the case of this clause (c), without the written consent of Parent, in no event will the Company Stockholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Company Stockholders’ Meeting was originally scheduled. Unless this Agreement has been terminated in accordance with Article VIII, the obligation of the Company to duly call, give notice of, convene and hold the Company Stockholders’ Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the Company’s stockholders will not be affected by an Adverse Recommendation Change.

Section 6.5Appropriate Action; Consents; Filings.

(a)Each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of (and provide copies of) any communications to or from any Governmental Entity and keep the other Parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Mergers or other transactions contemplated by this Agreement. Without otherwise limiting each Party’s approval rights hereunder, as applicable, each Party shall have the right to review in advance, and each Party shall consult and cooperate with the other Parties and shall consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party shall permit authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(b)On the terms and subject to conditions of this Agreement, each Party shall use reasonable best efforts to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable, with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Company Stockholders’ Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by this Agreement, including any that are required to be obtained under any federal, state or local Law or Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, (ii) defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”) and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any Person (other than from a Governmental Entity) (A) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (B) none of Parent or any of its affiliates will be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that any Party fails to obtain any such consent, the Parties shall use commercially reasonable efforts to minimize any adverse effect upon the Company and Parent and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Operating Company Merger Effective Time, from the failure to obtain such consent.

(c)Each Party shall keep the other Parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any privilege of the Company or any Company Subsidiaries with respect thereto. The Company shall promptly advise Parent in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit Parent and its Representatives to participate in the defense, negotiations or settlement of, any Transaction Litigation, and the Company shall give consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise or settle any Transaction Litigation without the prior written consent of Parent.

(d)Each of the Company and Parent shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to Parent, the Parent OP, this Agreement, the Mergers or any of the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to Parent, the Parent OP, this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on Parent, the Parent OP, this Agreement, the Mergers and the other transactions contemplated hereby.

(e)Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to cause the delisting of the Company Shares and the Company Series B Preferred Shares from the New York Stock Exchange as promptly as practicable after the Company Merger Effective Time the deregistration of the Company Shares and the Company Series B Preferred Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.6Solicitation; Company Acquisition Proposals; Adverse Recommendation Change.

(a)Notwithstanding anything to the contrary in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on September 17, 2020 (the “No-Shop Period Start Date”), the Company, the Company Subsidiaries and their respective Representatives shall have the right to (i) solicit, initiate, encourage or facilitate any inquiry, discussion, offer, request, negotiation or proposal that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), including by providing information (including non-public information) relating to the Company or any Company Subsidiary and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary to any third party (and such third party’s Representatives, including potential financing sources of such third party) pursuant to an Acceptable Confidentiality Agreement; provided, however, that any non-public information concerning the Company or any of the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent as promptly as practicable after providing it to such third party (and in any event within 24 hours thereafter); and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any thirty party (and their respective Representatives, including potential financing sources of such Person) with respect to any Company Acquisition Proposal (or any Inquiry) and cooperate with or assist or participate in or facilitate any such Inquiry or any effort or attempt to make any Company Acquisition Proposal (or any Inquiry), including granting a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for a Company Acquisition Proposal or amendment to a Company Acquisition Proposal (or any Inquiry) to be made to the Company or the Company Board. As promptly as practicable, and in any event within 24 hours following the No-Shop Period Start Date, the Company shall deliver to Parent a written notice setting forth the identity of each Person or group of Persons from whom the Company or any of its Representatives has received a Company Acquisition Proposal following the date of this Agreement and prior to the No-Shop Period Start Date.

(b)Except as it may relate to any Excluded Party and subject to the other provisions of this Section 6.6, from and after the No-Shop Period Start Date until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company agrees that it shall, and shall cause each of the Company Subsidiaries and its and their officers and directors to, and shall direct its and their other Representatives to (i) immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Acquisition Proposal that would be prohibited by this Section 6.6(b); (ii) request the prompt return or destruction of all non-public information concerning the Company or any Company Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the one-year period immediately preceding the No-Shop Period Start Date; (iii) cease providing any further information with respect to the Company or any Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and (iv) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the other provisions of this Section 6.6, from and after the No-Shop Period Start Date, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or knowingly facilitate any Inquiry, including by providing information (including non-public information) relating to the Company or any Company Subsidiary and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary to any third party (or such third party’s Representatives), (B) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Company Acquisition Proposal or Inquiry, (C) approve or recommend a Company Acquisition Proposal, (D) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (but excluding an Acceptable Confidentiality Agreement) providing for a transaction that is the subject of a Company Acquisition Proposal or requiring the Company or the Operating Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referred in this clause (D), an “Alternative Acquisition Agreement”), or (E) propose or agree to do any of the foregoing. Notwithstanding anything herein to the contrary, including the occurrence of the No-Shop Period Start Date, from and after the No-Shop Period Start Date, the Company, the Company Subsidiaries and their respective Representatives may continue to engage in the activities described in Section 6.6(a) with respect to any Excluded Party (and its Representatives, including potential financing sources of such Excluded Party), including with respect to any amended or modified Company Acquisition Proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in this Section 6.6(b) shall not apply with respect thereto.

(c)Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement (that did not result from a material breach of this Section 6.6, it being agreed that the Company Board may contact and engage in discussions with any Person making such a written Company Acquisition Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal), and if the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, in response to such Company Acquisition Proposal, (i) furnish non-public information to such third party (and such third party’s Representatives, including potential financing sources of such third party) making such a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the third party an executed Acceptable Confidentiality Agreement, and (B) any material non-public information concerning the Company or any of the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent as promptly as practicable after providing it to such third party (and in any event within 24 hours thereafter)), and (ii) engage in discussions or negotiations with such third party (and such third party’s Representatives, including potential financing sources of such third party) with respect to the Company Acquisition Proposal.

(d)The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Company Acquisition Proposal or any request for non-public information regarding the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, a Company Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with the Company regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal or Inquiry and indicate the material terms and conditions of any Company Acquisition Proposals or Inquiries, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals or Inquiries and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). The Company shall also promptly (and in any event within 24 hours) notify Parent, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any Person in each case in accordance with Section 6.6(c), notify Parent of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and otherwise keep Parent reasonably informed of the status and terms of any Company Acquisition Proposal or Inquiry on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or correspondence relating thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidential or similar agreement that would prohibit it from providing such information to Parent.

(e)Except as permitted by this Section 6.6(e), neither the Company Board nor any committee thereof shall (A) (i) change, withhold, withdraw, modify or qualify in any manner adverse to Parent or resolve to or publicly propose or announce its intention to change, withhold, withdraw, modify or qualify in a manner adverse to Parent, the Company Recommendation, (ii) approve, adopt or recommend or resolve to or publicly propose or announce its intention to approve, adopt or recommend any Company Acquisition Proposal, (iii) fail to include the

Company Recommendation in the Proxy Statement, (iv) within five Business Days of Parent's written request, fail to make or reaffirm the Company Recommendation following the date any Company Acquisition Proposal or any material modification thereto is first published or sent or given to the stockholders of the Company, (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (vi) publicly propose or agree to any of the foregoing (any of the actions described in clauses (i) through (vi) of this Section 6.6(e), an “Adverse Recommendation Change”) or (B) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6) or publicly propose or announce its intention to do any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may (x) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, or (y) if the Company is not in material breach of this Section 6.6, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i), in each case in this clause (y), (1) in response to an unsolicited written bona fide Company Acquisition Proposal that the Company Board determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to, Section 6.6(f) and such Company Acquisition Proposal is not withdrawn, and (2) the Company Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

(f)The Company Board will only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(c)(i) as permitted under Section 6.6(e) if (i) the Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that the Company intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company will not constitute an Adverse Recommendation Change), (ii) during the four Business Day period following Parent’s receipt of the Notice of Change of Recommendation (a “Notice of Change Period”), the Company shall, and shall cause its Representatives to, negotiate with Parent (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Company Board has determined, after consultation with its outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect an Adverse Recommendation

Change would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

(g)Any amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment of such a Superior Proposal will require a new Notice of Change of Recommendation, and the Company will be required to comply again with the requirements of Section 6.6(f); provided, however, the Notice of Change Period will be reduced to two Business Days following receipt by Parent of any such new Notice of Change of Recommendation.

(h)Nothing contained in this Agreement will prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Company Board determines, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change); provided, however, that neither the Company nor the Company Board will be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 6.6(e).

(i)Except as it may relate to any Excluded Party and subject to the other provisions of this Section 6.6, from and after the No-Shop Period Start Date until the earlier of the valid termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time: (i) the Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Company Board; and (ii) the Company and the Company Board shall not take any actions to exempt any person from the “Stock Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 8.1(c)(i).

(j)The Company agrees that it will promptly instruct its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Section 6.6.

Section 6.7Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior consent of the other Party; provided, however, that a Party (or their respective affiliates) may, without the prior consent of the other Parties, issue such press release or make such public statement (a) as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the Party issuing such press release or making such public statement has provided the other Parties with an opportunity to review and comment (and the Parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement or (b) containing statements with respect to this Agreement or the Mergers that are substantially similar to those in the Proxy Statement or in previous press releases or public statements made by the Company or Parent in accordance with this Section 6.7; provided, further, that no such consultation or consent will be required with respect to any release, communication, announcement or public statement in connection with an Adverse Recommendation Change made in accordance with this Agreement.

Section 6.8Directors’ and Officers’ Indemnification.

(a)From and after the Company Merger Effective Time, Parent shall, and shall cause the Surviving Company and the Surviving OC to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each, an “Indemnified Party”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, actions, suits, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement in connection with any suit, claim, action, investigation or proceeding, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time), including in connection with the consideration, negotiation and approval of this Agreement, to the extent that they are based on or arise out of the fact that such person is or was a director, officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Company Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 6.8; provided, that (A) none of the Surviving Company or the Surviving OC shall be liable for any settlement effected without their prior written consent (which may not be unreasonably withheld, delayed or conditioned) and (B) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of the Surviving Company or the Surviving OC shall be obligated under this Section 6.8(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving OC, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law).

(b)Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Surviving Company shall cause to be maintained in full force and effect (and the obligations under to be honored) during the six-year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid insurance policy or policies on terms and conditions no less advantageous than the Company’s officers’ and directors’ liability insurance policies in effect on the date hereof (accurate and complete copies of which have been previously provided to Parent); provided that in no event shall Parent or the Surviving Company be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant to this Agreement; provided, further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Company shall procure and maintain for such six-year period the most advantageous policies as can be reasonably obtained for the Maximum Amount.

(c)The obligations of Parent and the Surviving Company under this Section 6.8 will survive the Closing and the consummation of the Mergers and will not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.8 applies (it being expressly agreed that the Indemnified Parties to whom this Section 6.8 applies will be third party beneficiaries of this Section 6.8, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 6.8) without the consent of the Indemnified Party (including the successors, assigns and heirs of such Indemnified Party) affected thereby. In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Company, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.8.

(d)For a period of six years from the Company Merger Effective Time, the Surviving Company and the Surviving OC shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ declaration of trust, charter, bylaws or similar organizational documents as in effect as of the date hereof, and the Surviving Company’s and the Surviving OC’s declaration of trust, charter, bylaws or similar organizational documents will not contain any provisions inconsistent with such rights. The contractual indemnification rights set forth in Section 6.8(d) of the Company Disclosure Letter in existence on the date of this Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary will be assumed by the Surviving Company and the Surviving OC without any further action, and will continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

(e)The provisions of this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.8, is intended to, will be construed to or will release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.9Employee Matters.

(a)From and after the Company Merger Effective Time and for the period ending on the first anniversary of the Company Merger Effective Time (or, if shorter, during any applicable period of employment), Parent shall provide or cause its Subsidiaries to provide, to each individual who was employed by the Company or any Company Subsidiary as of immediately prior to the Company Merger Effective Time (each, a “Company Employee”), (i) a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate in effect with respect to such Company Employee immediately prior to the Company Merger Effective Time, (ii) an annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such Company Employee immediately prior to the Company Merger Effective Time and (iii) benefits (excluding equity-based compensation, pension, retiree health and welfare benefits, severance, retention, change in control and long-term incentive compensation) that are substantially comparable, in the aggregate, to the benefits provided to such Company Employee immediately prior to the Company Merger Effective Time. Parent shall, or shall cause its designated Subsidiary to, assume and honor the terms of the severance arrangements set forth in Section 6.9(a) of the Company Disclosure Letter, without amendment, in accordance with the terms of Section 6.9(a) of the Company Disclosure Letter. Notwithstanding the foregoing, nothing in this Agreement requires that any Company Employee remain employed for any period after Closing nor that any compensation or benefits be provided after a Company Employee ceases to be employed (other than vested rights and benefits in effect at the time of such cessation of employment and the severance benefits set forth in Section 6.9(a) of the Company Disclosure Letter). For the employee benefit plans of Parent and its Subsidiaries providing any benefits to any Company Employee after the Company Merger Effective Time (the “Parent Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors as if such service were with Parent or an applicable Subsidiary for all purposes, including participation, and vesting, provided that the foregoing will not apply for purposes of benefit accrual under defined benefit plans, for purposes of any retiree health plan, or to the extent that its application would result in a duplication of benefits or to the extent the Company did not provide such service credit under any comparable plan, program or benefit.

(b)Parent shall, and shall cause its Subsidiaries (as the case may be) to, use commercially reasonable efforts, to (i) waive all limitations as to preexisting conditions, exclusions, actively at work requirements, waiting periods or any other restriction that would prevent immediate or full participation under the health and welfare plans of Parent or any of its Subsidiaries applicable to such Company Employee with respect to participation and coverage requirements applicable to all Company Employees and their dependents under any Parent Plan that is a welfare plan that such Company Employees may be eligible to participate in after the Closing Date, other than limitations, exclusions, actively at work requirements, waiting periods or other restrictions that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any Company Employee Benefit Plan, (ii) waive any and all evidence of insurability requirements with respect to such Company Employees to the extent such evidence of insurability requirements were not applicable to the Company Employees under the comparable Company Employee Benefit Plans immediately prior to the Closing, and (iii) provide each such Company Employee and his or her dependents with full credit for any co-payments and deductibles satisfied prior to the Closing Date for the plan year of the applicable Company Employee Benefit Plan within which the Company Merger Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements, and for any lifetime maximums, under any welfare plans that such employees are eligible to participate in after the Closing Date. Prior to making any material written communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication (provided that Parent shall review and comment promptly), and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c)Without limiting the generality of Section 9.5, no provision of this Section 6.9, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including any Company Employee and any dependent or beneficiary thereof) other than the Parties and their respective successors and assigns, (ii) will constitute an amendment of, or an undertaking to amend, any Company Employee Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its Subsidiaries or (iii) is intended to prevent Parent or any of its Subsidiaries from amending or terminating any Company Employee Benefit Plan in accordance with its terms or terminating the employment of any Company Employee.

Section 6.10Notification of Certain Matters.

(a)The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 6.11Dividends. During the Interim Period, except as expressly permitted pursuant to Section 6.1(c), neither the Company nor any Company Subsidiary that is a REIT shall make distributions to its stockholders nor shall the Operating Company make distributions to the Company expect with the prior written consent of Parent.

Section 6.12Taxes.

(a)Mitigation of Taxes. Parent and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(b)Tax Returns. The Company shall prepare or cause to be prepared and timely file or cause to be timely filed (including applicable extensions) all Tax Returns for the Company and the Company Subsidiaries required to be filed on or prior to the Closing Date, and the Company shall pay or cause to be paid all Taxes shown as due on such Tax Returns. Any such Tax Returns shall be prepared in a manner materially consistent with the historical Tax accounting practices of the Company and the Company Subsidiaries (except as may be required under applicable Tax Law). The Company shall provide to Parent copies of any such Tax Return at least five days prior to the due date of such Tax Return.

(c)Withholding Forms. On the Closing Date, prior to the Company Merger, the Company shall deliver to Parent a duly executed certificate, dated as of the Closing Date, that the Company has been a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code during its entire existence, and therefore the Company Shares, the Company Series A Preferred Shares and the Company Series B Preferred Shares are not “United States real property interests.” The Operating Company shall use its commercially reasonable efforts to obtain and deliver to the Parent OP on the Closing Date, prior to the Operating Company Merger, duly executed IRS Forms W-9 from each holder of Operating Company Units (other than the Company or any Company Subsidiary).

(d)Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, value added, stock transfer, stamp or similar Taxes, and any transfer, recording, registration and other similar fees that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). From and after the Company Merger Effective Time, the Surviving Company shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Shares, Company Series A Preferred Shares, Company Series B Preferred Shares or Operating Company Units, all Transfer Taxes.

(e)Company Tax Representation Letters. The Company and the Operating Company shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the Company REIT Opinion and (ii) deliver to King & Spalding LLP, counsel to the Company, or other counsel described in Section 7.2(c), a Tax representation letter, dated as of the effective date of the Proxy Statement and the Closing Date and signed by an officer of the Company and the Operating Company, in form and substance as set forth in Exhibit A, containing representations of the Company and the Operating Company for purposes of rendering the Company REIT Opinion (and any similar opinion dated as of the effective date of the Proxy Statement), which such representations in Exhibit A will be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by King & Spalding LLP (or such Company counsel rendering such opinion) and will be reasonably acceptable to and approved by Parent (which approval may not be unreasonably withheld, delayed or conditioned).

Section 6.13Rule 16b-3 Matters. Prior to the Company Merger Effective Time, the Company will be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Mergers by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14Financing Matters.

(a)Without limiting the generality of Parent’s obligations under this Section 6.14, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Equity Financing as promptly as practicable and in timely fashion on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the commitment for the Equity Financing set forth in the Equity Commitment Letter, (ii) negotiate definitive agreements (the “Definitive Equity Financing Agreements”) with respect thereto on the terms and conditions contemplated by the Equity Commitment Letter and subject only to the conditions contained in the Equity Commitment Letter so that such agreements are in effect on the Closing Date, and (iii) satisfy or obtain a waiver to (and cause each of its affiliates to satisfy or obtain a waiver to), on a timely basis, all conditions applicable to Parent or any of its affiliates in the Equity Commitment Letter and the definitive agreements related thereto and (iii) consummate the Equity Financing on or prior to the date on which the Closing is required to occur. If all conditions to the commitment of any counterparty to the Equity Commitment Letter providing such Equity Financing (other than conditions that are within the control of Parent, or the Equity Sponsors, including conditions relating to (A) the availability or funding of the Equity Financing, (B) the failure by Parent or any of its affiliates to deliver documents at the Closing or (C) any breach, in any material respect, by Parent, any Equity Sponsor or any of their respective affiliates under the Equity Commitment Letter or related letters) have been satisfied, Parent will enforce its rights under the Equity Commitment Letter to cause each Person providing such Equity Financing, to fund when required hereunder the Equity Financing required to consummate the transactions contemplated hereby (including by taking enforcement action to cause each such Person providing such Equity Financing to fund such Equity Financing).

(b)Parent will keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Equity Financing and provide to the Company copies (including drafts) of the Definitive Equity Financing Agreements and any other material definitive documents for the Equity Financing. Parent will give the Company prompt written and electronic notice (and in any event within one Business Day) of (i)(A) any actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter or definitive documents related to the Equity Financing of which Parent becomes aware or (B) a dispute or disagreement between or among any parties to the Equity Commitment Letter, (ii) the receipt of any written or electronic notice or other communication from any Person providing the Equity Financing with respect to (A) any actual or potential breach, default, termination, failure of condition, or repudiation by any party to the Equity Commitment Letter or any definitive document related to the Equity Financing of any provisions of the Equity Commitment Letter or any definitive document related to the Equity Financing (or any statement by any such Person that such Person does not intend to enter into any such document or to consummate the transactions contemplated thereby), or (B) any material dispute or disagreement between or among any parties to the Equity Commitment Letter or any definitive document related to the Equity Financing, and (iii) the occurrence of any event or development that could reasonably be expected to adversely impact the ability of Parent to obtain all or any portion of the Equity Financing contemplated by the Equity Commitment Letter on the terms and conditions, in the manner or from the sources contemplated the Equity Commitment Letter or the definitive documents related to the Equity Financing (or if at any time for any other reason Parent believes that it will not be able to obtain all or any portion of the Equity Financing contemplated by the Equity Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by any of the Equity Commitment Letter or the definitive documents related to the Equity Financing). As soon as reasonably practicable (and in any event within one Business Day) after the date on which the Company delivers to Parent a written request, Parent will provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. Parent affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent obtain financing for or related to any of the transactions contemplated by this Agreement.

(c)Parent will not permit any amendment or modification to be made to, or any assignment of, or any waiver of any provision or remedy under, the Equity Commitment Letter or any Definitive Equity Financing Agreement and will use its best efforts to (A) maintain in effect the Equity Commitment Letter until the transactions contemplated by this Agreement are consummated, and (B) enforce its rights under the Equity Commitment Letter. Parent will not agree to the withdrawal, repudiation, termination or rescission of any Alternative Financing

Commitment Letter or any provision thereof. Any reference in this Agreement to “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 6.14(c), and “Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 6.14(c).

(d)Except as set forth on Section 6.14(d) of the Parent Disclosure Letter, Parent shall not (i) split, combine or reclassify any of the equity interests of Parent; (ii) sell or otherwise transfer, directly or indirectly, any of its equity interests; or (iii) enter into any Contract with respect to the voting or registration of the equity interests of Parent.

Section 6.15Debt Financing Assistance.

(a)Prior to the Closing, the Company will use commercially reasonable efforts to provide, and will use commercially reasonable efforts to cause its Representatives to provide, in each case at Parent’s sole expense, such cooperation as may reasonably be requested by Parent that is customary and necessary in connection with arranging and obtaining the (x) Equity Financing and (y) Debt Financing and/or Additional Equity Financing (collectively, the “Alternative Financing”; together with the Equity Financing, the “Financing”), in the case of the Alternative Financing, as contemplated by a commitment letter related to such Alternative Financing (each an “Alternative Financing Commitment Letter”; together with the Equity Commitment Letter, the “Financing Commitment Letters”), including (in each case to the extent that the same is reasonably requested) (i) to the extent expressly required of Parent by a Financing Commitment Letter, assisting in preparation for and participation in marketing efforts; (ii) providing to Parent the Required Financial Information; (iii) providing reasonable access to representatives of the Alternative Financing Sources to conduct appraisals and inspections of the Owned Real Properties and the Company Leased Real Properties that do not involve a Phase II environmental site assessment or invasive testing or sampling of soil, groundwater, indoor air or other environmental media; and (iv) executing and delivering definitive agreements with respect to the Debt Financing contemplated by an Alternative Financing Commitment Letter (the “Definitive Debt Financing Agreements”; and together with the Definitive Equity Financing Agreements, the “Definitive Financing Agreements”), subject to the occurrence of the Closing, including executing an amendment, an amendment and restatement, waiver or consent under the Company’s existing credit facility such that the Company’s existing credit facility remains in place and is available upon the Closing and upon the consummation of the Mergers and transactions contemplated by this Agreement. Notwithstanding the immediately foregoing sentence, (A) Parent will ensure that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company (it being understood and agreed that the Company will not be required to take any action that unreasonably interferes with its ongoing business or operations); (B) neither the Company nor any Company Subsidiary will be required to commit to take any action that (1) is not contingent upon the Closing (other than the execution of an amendment, an amendment and restatement, waiver or consent under the Company’s existing credit facility such that the Company’s existing credit facility remains in place and is available upon the Closing and upon the consummation of the Mergers and transactions contemplated by this Agreement), (2) would be effective prior to the Closing, or (3) would encumber any assets of the Company or any Company Subsidiary prior to the Closing; (C) any information regarding the Company and any Company Subsidiary contained in any materials in connection with the Financing shall be subject to the prior review of the Company; and (D) neither the Company, any Company Subsidiary nor any of their respective Representatives will, in connection with the Financing (1) be required to take any action that would result in a violation of applicable Law or breach of any Contract (including this Agreement) or subject it to actual or potential liability, (2) be required to bear any cost or expense, (3) be required to pay any commitment fees, expenses or other amounts or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Closing, (4) be required to take any action in the capacity as a member of the board of directors or board of managers or similar body to authorize or approve the Financing, (5) have any liability or any obligation under any Definitive Financing Agreement or any related document or other agreement or document related to the Financing, other than any such liability or obligation of the Company following the Closing, (6) be required to incur any other liability in connection with the Financing, other than any other liability incurred by the Company following the Closing, (7) be required to disclose or provide any information the disclosure of which, in the reasonable judgment of the Company, is restricted by Contract, applicable Law, order, is subject to attorney-client privilege or could result in the disclosure of any trade secrets of third parties or violate any obligation of the Company with respect to confidentiality, (8) be required to issue a private placement memoranda, confidential information memoranda or prospectus (and no such private placement memoranda or prospectus will reflect the Company or any Company Subsidiary as the issuer), (9) be required to issue any offering or information document or provide or deliver any legal opinion or (10) be required to participate in “road shows” or similar sales or marketing events. Neither the Company nor any Company Subsidiary makes any representation or warranty as to any of the materials or information provided to Parent or the sources of the Financing pursuant to this Section 6.15 or otherwise.

(b)Parent will, promptly upon request by the Company, reimburse the Company, the Company Subsidiaries and their respective affiliates and Representatives for all reasonable and documented costs, including all reasonable and documented fees and expenses of counsel and other advisors, incurred by them or their respective Representatives in connection with the cooperation contemplated by Section 6.15(a). Parent will indemnify and hold harmless the Company, its affiliates and their respective Representatives (collectively, the “Financing Indemnitees”) against any and all fees, costs and expenses (including advancing attorneys’ fees and expenses (whether incurred in connection with a claim against Parent or otherwise) in advance of the final disposition of any suit, claim, action, investigation or proceeding), judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by the Financing Indemnitees in connection with any Financing, including any information provided in connection therewith or the cooperation by the Company with respect thereto. This Section 6.15(b) will survive the consummation of the transactions contemplated by this Agreement and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns who are each third party beneficiaries of this Section 6.15(b), and will be binding on all successors and assigns of Parent. In the event of any merger, consolidation or other similar transaction involving Parent, or in the event of any sale or other disposition by Parent of all or substantially all of its assets, Parent will ensure that an entity no less financially viable than Parent remains responsible for the obligations of Parent under this Section 6.15(b).

(c)Parent acknowledges and agrees that, other than the obligations set forth in Section 6.15(a), the Company, the Company Subsidiaries and their affiliates do not have any responsibility for any financing that Parent may seek or obtain in connection with a Financing.

(d)The obligations of the Company and the Company Subsidiaries under this Section 6.15 will immediately terminate if Parent is no longer seeking the financing contemplated by a Financing Commitment Letter, if any.

(e)All non-public or other confidential information provided by the Company, any Company Subsidiary or any of their respective Representatives pursuant to this Section 6.15 will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to potential financing sources, subject to customary confidentiality undertakings by such potential financing sources. None of the representations, warranties or covenants of the Company set forth in this Agreement will be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any Company Subsidiary or any of their respective Representatives pursuant to this Section 6.15.

(f)Parent acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing.

Section 6.16Estoppels. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each Company Subsidiary to use its commercially reasonable efforts to provide, to Parent in each case at Company’s sole expense, landlord estoppels from all lessors, including ground lessors, under all Company Leases in form and substance reasonably satisfactory to Parent.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 7.1Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to consummate the Mergers are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby (which waiver will be in such Party’s sole discretion), to the extent permitted by applicable Law:

(a)Company Requisite Vote. The Company shall have obtained the Company Requisite Vote.

(b)No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Mergers.

Section 7.2Conditions to the Obligations of Parent and the Parent OP. The obligations of Parent and the Parent OP to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by Parent at or prior to the Closing Date:

(a)Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii), (iii) or (iv) below, each of the representations and warranties of the Company and the Operating Company contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Material Adverse Effect” therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3 (Authority) and Section 4.23 (Brokers), shall be true and correct in all material respects (determined without regard to any qualification by any of the terms “material” or “Material Adverse Effect” therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), (iii) the representations and warranties of the Company and the Operating Company contained in Section 4.2 (other than clauses (b), (d) and (e) thereof; and with respect thereto, the Storage Lenders JV shall be deemed not to be a Company Subsidiary) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date), except to the extent of any de minimis inaccuracies, and (iv) the representations and warranties of the Company and the Operating Company contained in Section 4.7(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date).

(b)Performance and Obligations of the Company. Each of the Company and the Operating Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement (other than Section 6.15 (so long as such failure to perform or comply with Section 6.15 is not the result of a willful or intentional breach by the Company or the Operating Company) and Section 6.16) to be performed by it or complied with on or prior to the Closing Date.

(c)Company REIT Opinion. Parent shall have received the written opinion (the “Company REIT Opinion”) of King & Spalding LLP (or other Company counsel reasonably acceptable to Parent), dated as of the Closing Date and in the form set forth in Exhibit B, to the effect that for all Taxable periods commencing with its Taxable year ended December 31, 2015, the Company has been organized and operated in conformity with the requirements for qualification and Taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 6.12(e)(ii)).

(d)Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a change, event, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) are satisfied.

Section 7.3Conditions to Obligations of the Company and the Operating Company. The obligations of the Company and the Operating Company to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date:

(a)Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, each of the representations and warranties of Parent and the Parent OP contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Material Adverse Effect” therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, and (ii) the representations and warranties of the Company and the Operating Company contained in Section 5.2 (Capitalization) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date).

(b)Performance and Obligations of Parent and the Parent OP. Each of Parent and the Parent OP shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Closing Date.

(c)Absence of Material Adverse Effect. From the date of this Agreement through the Closing Date, there shall not have occurred a change, event, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)Closing Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) are satisfied.

Section 7.4Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to consummate the Mergers and the other transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, whether before or after the receipt of the Company Requisite Vote (except as otherwise provided below):

(a)by the mutual written consent of Parent and the Company; or

(b)by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if:

(i)any Governmental Entity of competent authority has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) will not be available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company or the Operating Company, in the case of termination by the Company, or Parent or the Parent OP, in the case of termination by Parent, to perform any of its obligations under this Agreement; or

(ii)the Mergers have not have been consummated on or before December 31, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) will not be available to the Company, if the Company or the Operating Company, or to Parent, if Parent or the Parent OP, as applicable, have breached in any material respect its obligations under this Agreement in any manner that have caused or resulted in the failure to consummate the Mergers on or before such date; or

(iii)the Company Requisite Vote has not have been obtained at a duly held Company Stockholders’ Meeting or any adjournment or postponement thereof at which the Company Merger is voted upon; or

(c)by written notice from the Company to Parent, if:

(i)prior to obtaining the Company Requisite Vote, the Company Board effects an Adverse Recommendation Change in accordance with Section 6.6(e) in connection with a Superior Proposal and the Company Board has approved, and, concurrently with the termination hereunder, the Company enters into a definitive agreement providing for the implementation of a Superior Proposal, but only if the Company is not then in material breach of Section 6.6; provided that such termination will not be effective until the Company has paid the Company Termination Fee in accordance with Section 8.3(b); or

(ii)Parent or the Parent OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.3(a) or Section 7.3(b) would be incapable of being satisfied by the Outside Date, provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(ii) unless any such breach or failure to perform has not been cured within 20 days after written notice by the Company to Parent informing Parent of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(c)(ii), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither the Company nor the Operating Company have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(iii)(A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 8.1(c)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 2.3, the Company has delivered irrevocable written notice to Parent to the effect that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company and the Operating Company are ready, willing and able to consummate the Closing, and (C) Parent and the Parent OP fail to consummate the Closing on or before the third Business Day after delivery of the notice referenced in clause (B) of this Section 8.1(c)(iii), and the Company and the Operating Company stood ready, willing and able to consummate the Closing during such three Business Day period; or

(d)by written notice from Parent to the Company, if:

(i)the Company or the Operating Company have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 7.2(a) or Section 7.2(b) would be incapable of being satisfied by the Outside Date, provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) unless any such breach or failure to perform has not been cured within 20 days after written notice by Parent to the Company informing the Company of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 8.1(d)(i), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the Outside Date; and provided, further, that neither Parent nor the Parent OP have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(ii)(A) the Company Board has effected, or resolved to effect, an Adverse Recommendation Change or (B) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.6).

Section 8.2Effect of the Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and there will be no liability or obligation on the part of Parent, the Parent OP the Company or the Operating Company or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (a) as provided in Section 6.2(b) and for this Section 8.2, Section 8.3 and Article IX, (b) the Confidentiality Agreement will continue in full force and effect in accordance with its terms and (c) nothing in this Agreement will relieve any Party from any liability for any fraud or any willful and intentional breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3Fees and Expenses.

(a)Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b)In the event that this Agreement is terminated:

(i)by Parent pursuant to Section 8.1(d)(ii),

(ii)by the Company pursuant to Section 8.1(c)(i), or

(iii)(A) by the Company or Parent pursuant to Section 8.1(b)(ii) or by Parent pursuant to Section 8.1(d)(i) and (B)(1) a Company Acquisition Proposal has been received by the Company or its Representatives or any Person will have publicly proposed or publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal and (2) within 12 months after a termination referred to in this Section 8.3(b)(iii) the Company enters into a definitive agreement relating to, or consummates, any Company Acquisition Proposal (with, for purposes of this clause (2), the references to “15%” in the definition of “Company Acquisition Proposal” being deemed to be references to “50%”) then the Company shall pay as directed by Parent the Company Termination Fee by wire transfer of same day funds to an account designated by Parent, (x) in the case of a payment pursuant to Section 8.3(b)(i), within two Business Days after the date of such termination by Parent, (y) in the case of a payment pursuant to Section 8.3(b)(ii), prior to or concurrently with such termination by the Company and (z) in the case of a payment pursuant to Section 8.3(b)(iii), within two Business Days after the earlier of entry into a definitive agreement relating to the Company Acquisition Proposal referred to in clause (2) of Section 8.3(b)(iii), or the consummation of, such Company Acquisition Proposal. “Company Termination Fee” means $25,600,000, except that the Company Termination Fee will be $16,000,000 in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) in order to enter into a definitive agreement on or before September 22, 2020 with an Excluded Party providing for the implementation of a Superior Proposal (or by Parent pursuant to Section 8.1(d)(ii) in the event this Agreement is terminated by the Company (or otherwise was attempting to be validly terminated by the Company) pursuant to Section 8.1(c)(i) in order to enter into a definitive agreement with an Excluded Party providing for the implementation of a Superior Proposal).

(c)In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), then the Company shall pay as directed by Parent the Parent Expense Amount by wire transfer of same day funds to an account designated by Parent within two Business Days after the date of such termination by Parent or the Company.

(d)In the event that this Agreement is terminated by Parent pursuant to Section 8.1(d)(i), then the Company shall pay as directed by Parent the Parent Expense Amount by wire transfer of same day funds to an account designated by Parent within two Business Days after the date of such termination by Parent; provided that the payment by the Company of the Parent Expense Amount pursuant to this Section 8.3(d) shall not relieve the Company of any obligation to pay the Company Termination Fee pursuant to Section 8.3(b)(iii) (but in the event such Company Termination Fee is or becomes payable, such Company Termination Fee shall be reduced on a dollar for dollar basis for the Parent Expense Amount actually paid to Parent pursuant to this Section 8.3(d)).

(e)In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii), then Parent shall, within four days after the date of such termination, pay or cause to be paid to the Company, by wire transfer of same day funds to an account designated by the Company, an amount equal to $32,000,000 (the “Parent Termination Amount”); provided that in the event Parent has not paid or caused to be paid to the Company , by wire transfer of same day funds to an account designated by the Company the Parent

Termination Amount within four days of such termination, then the Company may, and is expressly authorized by Parent and its affiliates, to deduct from or offset the Parent Termination Amount: first against any dividends owed to Parent or its affiliates that have been paid in-kind pursuant to the Series A Articles Supplementary; second against any dividends payable after the date of this Agreement owed to Parent or its affiliates pursuant to the Series A Articles Supplementary; and in the alternative, in the event any of the Company Series A Preferred Shares become redeemable pursuant to the Series A Articles Supplementary, against the consideration owed to the holders of such Company Series A Preferred Shares pursuant to such redemption. The Parties agree that any amount so offset will be deemed paid (i.e., a cash inflow) for purposes of computing the IRR (as defined in the Series A Articles Supplementary), it being expressly agreed that any offset of any portion of the Parent Termination Amount will not affect in a manner adverse to the Company the computation of the Cumulative Cap (as defined in the Series A Articles Supplementary).

(f)The Company and Parent agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that (i) neither the Company Termination Fee nor the Parent Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Parent OP in the circumstances in which the Company Termination Fee or the Parent Expense Amount, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision and (ii) the Parent Termination Amount is not a penalty, but rather is the amount that Parent has agreed to pay the Company, upon the termination of this Agreement pursuant to Parent’s breach or other failure to consummate the Mergers pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii), for release from its agreement and settlement of its obligation to consummate the Mergers in accordance herewith and compensates the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. In the event that Parent or the Company, as the case may be, is required to commence litigation to seek all or a portion of the amounts payable under this Section 8.3, and it prevails in such litigation, it will be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 8.3, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder. The Parties agree that in no event will (A) Parent be required to pay the Parent Termination Amount on more than one occasion or (B) the Company be required to pay the Company Termination Fee or the Parent Expense Amount on more than one occasion.

(g)Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that the Company’s right to terminate this Agreement and to receive payment of the Parent Termination Amount pursuant to Section 8.3(e) shall constitute the sole and exclusive remedy of the Company, the Operating Company and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Company Related Parties”) against Parent, Parent OP, any source of Debt Financing and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or affiliates (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the Parent Termination Amount to the Company, none of the Parent Related Parties shall have any further liability to any of the Company Related Parties relating to or arising out of this Agreement, the Financing or the transactions contemplated hereby or thereby and no Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement the Financing or the transactions contemplated hereby or thereby. Notwithstanding anything in this Agreement but subject to Section 9.7, in no event shall any of the Parent Related Parties be subject to (and no Company Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Parent Termination Amount for any losses or other liabilities arising out of or in connection with breaches by Parent or Parent OP of their representations, warranties, covenants and agreements contained in this Agreement.

(h)Notwithstanding anything in this Agreement, but subject to Section 9.7, each of the Parties acknowledges and agrees that Parent’s right to terminate this Agreement and to receive payment of the Company Termination Amount or the Parent Expense Amount pursuant to Section 8.3(b), as applicable, shall constitute the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for all losses and damages in respect of this Agreement, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Mergers and the other transactions contemplated by this Agreement, and upon payment of the Company Termination Amount or the Parent Expense Amount to Parent, as applicable, none of the Company Related Parties shall have any further liability to any of the Parent Related Parties relating to or arising out of this Agreement, the Financing or the transactions contemplated hereby or thereby and no Parent Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement the Financing or the transactions contemplated hereby or thereby. Notwithstanding anything in this Agreement but subject to Section 9.7, in no event shall any of the Company Related Parties be subject to (and no Parent Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Company Termination Amount or the Parent Expense Amount, as applicable, for any losses or other liabilities arising out of or in connection with breaches by the Company or the Operating Company of their representations, warranties, covenants and agreements contained in this Agreement.

(i)While the Company or Parent, as applicable, may pursue both a grant of specific performance or other equitable relief under Section 9.7 and, following termination of this Agreement, the payment of the Parent Termination Amount, the Company Termination Fee or the Parent Expense Amount, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Parent Termination Amount, the Company Termination Fee or the Parent Expense Amount, as applicable) in connection with this Agreement or any termination of this Agreement.

(j)Limitations on Payment. The following provisions apply in the event Parent elects to pay the Parent Termination Amount in cash pursuant to Section 8.3(e).

(i)In the event that Parent is obligated to pay the Parent Termination Amount, the amount payable to the Company in any Tax year of the Company will not exceed the lesser of (i) the Parent Termination Amount and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant Tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Company has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Company’s independent accountants, plus (B) in the event the Company receives either (1) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS as described below in this Section 8.3(j) or (2) an opinion from the Company’s outside counsel as described below in this Section 8.3(j), an amount equal to the excess of the Parent Termination Amount, less the total amount paid under clause (A) above.

(ii)To secure Parent’s obligation to pay the Parent Termination Amount, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Amount with an escrow agent selected by Parent on such terms (subject to this Section 8.3(j)) as shall be mutually agreed upon by Parent, the Company and the escrow agent. The deposit into escrow of the Parent Termination Amount pursuant to this Section 8.3(j) will be made at the time Parent is obligated to pay the Company such amount pursuant to Section 8.3 by wire transfer of immediately available funds. The escrow agreement will provide that the Parent Termination Amount in escrow or any portion thereof will not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Company has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Company, or (ii) a letter from the Company’s counsel indicating that (A) the Company received a ruling from the IRS holding that the receipt by the Company of the Parent Termination Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Parent Termination Amount to the Company. Parent agrees to amend this Section 8.3(j) at the reasonable request of the Company in order to (i) maximize the portion of the Parent Termination Amount that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Company’s chances of securing a favorable ruling described in this Section 8.3(j) or (iii) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(j). Any amount of the Parent Termination Amount that remains unpaid as of the end of a Taxable year will be paid as soon as possible during the following Taxable year, subject to the foregoing limitations of this Section 8.3(j); provided, that the obligation of Parent to pay the unpaid portion of the Parent Termination Amount will terminate on the December 31 following the date which is five years from the date of this Agreement. Any costs and expenses of the escrow agent shall be borne solely by the Company.

ARTICLE IX

MISCELLANEOUS

Section 9.1Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, will survive beyond the Company Merger Effective Time, except for those covenants and agreements contained in this Agreement and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time (including the covenants and agreements in Section 6.8, Section 6.9, and this Article IX).

Section 9.2Entire Agreement; Assignment.

(a)This Agreement (including the exhibits, schedules and other documents delivered pursuant to this Agreement) constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b)Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties, other than the pledge of the Parent’s rights hereunder as security to its financing sources (but no such assignment shall relieve Parent of any of its obligations under this Agreement). Any assignment in violation of this Section 9.2(b) will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.3Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally or if sent by email of a .pdf attachment (provided, that any such email notice must contain the following “all caps” notation in the subject line “MERGER AGREEMENT OFFICIAL NOTICE”) and (b) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)if to Parent or the Parent OP:

NexPoint RE Merger, Inc.

c/o NexPoint Real Estate Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

Attention:Matt R. McGraner

Brian Mitts

Email:MMcGraner@nexpointadvisors.com

BMitts@nexpointadvisors.com

with a copy (which will not constitute notice) to:

Winston & Strawn LLP

2121 N. Pearl Street

Suite 900

Dallas, Texas 7520

Attention:Charles T. Haag

Christina T. Roupas

Email:chaag@winston.com

croupas@winston.com

(b)if to the Company or the Operating Company:

Jernigan Capital, Inc.

6410 Poplar Avenue, Suite 650

Memphis, Tennessee 38119

Attention:John A. Good

Email:john@jernigancapital.com

with a copy (which will not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

Attention:	Spencer Johnson

Tony Rothermel

Email:	csjohnson@kslaw.com

trothermel@kslaw.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 9.4Governing Law and Venue; Waiver of Jury Trial.

(a)This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby will be governed by and construed in accordance with the Laws of the State of Maryland (other than with respect to issues relating to the Operating Company Merger that are required to be governed by the DLLCA or the DRULPA), in each case without regard to its rules of conflict of laws.

(b)Each of the Parties hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Circuit Court of Baltimore City, Maryland and/or the U.S. District Court for the District of Maryland (the “Chosen Courts”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and will be brought before, and determined by, only a Chosen Court with subject matter jurisdiction over such claim(s), action(s), suit(s) or proceeding(s), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it shall not (except for a suit on the judgment as expressly permitted by Section 9.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Chosen Court. In any judicial proceeding, each of the Parties further consents to the assignment of any proceeding in the Courts of the State of Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof).

(c)Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.3, and nothing in this Section 9.4 will affect the right of any Party to serve legal process in any other manner permitted by Law.

(d)Each Party agrees that a final judgment in any claim, suit, action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)Notwithstanding anything herein to the contrary, each Party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement, including any dispute arising out of the Alternative Financing Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom) and any such action, cause of action, claim, cross-claim or third party claim shall be governed and construed in accordance with the laws of the State of New York.

(f)EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THE DEBT FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING), OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4(F).

Section 9.5Parties In Interest.

(a)This Agreement will be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and, except as provided in Section 6.8 and Section 6.15(b), nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third party beneficiaries under Section 6.8 and Section 6.15(b) will not arise unless and until the Company Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties may be subject to waiver by the Parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b)Notwithstanding Section 9.5(a), each Debt Financing Source will be an express third party beneficiary with respect to the definition of “Debt Financing Source”, Section 8.3(e), Section 9.2(b), Section 9.4(e), Section 9.4(f), this Section 9.5(b), Section 9.8, Section 9.9 and Section 9.11(b) (or any other provision of this Agreement to the extent such modification, waiver or termination would modify in any material respect the substance of such Sections or such definition) (the “DFS Provisions”). The DFS Provisions will, with respect to the matters referenced therein, supersede any provision of this Agreement to the contrary. The DFS Provisions will survive any termination of this Agreement.

Section 9.6Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7Specific Performance.

(a)The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if the Parties fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement (and, more specifically, that irreparable damage would occur if the Mergers were not consummated, including the Parties’ obligations to consummate the Mergers and the obligation of Parent to pay, and the rights of the holders of Company Shares, the holders of Operating Company Units, the holders of Company Series A Preferred Shares and the holders of Company Series B Preferred Shares to receive, the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger Consideration and the Series B Preferred Merger Consideration, as applicable, pursuant to the Mergers, on the terms and subject to the conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (including the Parties’ obligations to consummate the Mergers and the obligation of Parent to pay, and the rights of the holders of Company Shares, the holders of the Operating Company Units, the holders of Company Series A Preferred Shares and the holders of Company Series B Preferred Shares to receive, the Merger Consideration, the Operating Company Merger Consideration, the Series A Preferred Merger Consideration and the Series B Preferred Merger Consideration, as applicable, pursuant to the Mergers, on the terms and subject to the conditions of this Agreement) in the Chosen Courts, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company, the Operating Company, Parent nor the Parent OP would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.

(b)The parties further agree (i) the seeking of remedies pursuant to Section 9.7(a) will not in any respect constitute a waiver by any of the Company, the Operating Company, Parent or the Parent OP seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.3 in the event that the remedies provided for in Section 9.7(a) are not available or otherwise not granted and (ii) nothing set forth in this Agreement will require the Company, the Operating Company, Parent or the Parent OP to institute any proceeding for (or limit any of the Company’s, the Operating Company’s, Parent’s or the Parent OP’s right to institute any proceeding for) specific performance under this Section 9.7 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any legal proceeding by any of Parent or the Parent OP seeking remedies pursuant to Section 9.7(a) or anything set forth in this Section 9.7 restrict or limit Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)The Company will be entitled to specific performance (or other injunctive or equitable relief pursuant to Section 9.7(a)) to cause Parent to draw down on the full proceeds of the Equity Commitment Letter and to cause Parent to effect the Closing in accordance with Section 2.3, in each case, only if (i) all conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) have been satisfied or validly waived and (ii) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing is funded, then the Closing pursuant to Section 2.3 will occur; provided, however, that if the Company receives a grant of specific performance pursuant to this Section 9.7(c) and the Closing pursuant to Section 2.3 occurs, then the Company will be deemed to have waived any and all rights to pursue and recover all or any portion of the Parent Termination Amount pursuant to Section 8.3(e) and any other remedy as a matter of Law, Contract, tort, equity or otherwise (for money damages or otherwise) upon such receipt of specific performance, other than any expenses and costs incurred in enforcing its rights under this Agreement.

Section 9.8Amendment. This Agreement may be amended by action taken by the Company, the Operating Company, Parent and the Parent OP at any time before or after approval of the Mergers by the Company Requisite Vote but, after such approval, no amendment will be made which requires the approval of any such stockholders under applicable Law without obtaining such further approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the Parties. No DFS Provision may be amended or modified in a manner materially adverse to the Debt Financing Sources without the consent of the Debt Financing Sources (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 9.9Extension; Waiver. At any time prior to the Closing Date, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breaches or inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document, certificate or writing delivered pursuant to this Agreement or (c) subject to Section 9.8, waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, the Operating Company, Parent or the Parent OP in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No DFS Provision may be waived in a manner materially adverse to the Debt Financing Sources without the consent of the Debt Financing Sources (which consent shall not be unreasonably withheld, conditioned or delayed)

Section 9.10Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format will be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 9.11Non-Recourse.

(a)Each Party agrees, on behalf of itself and its affiliates, that any suit, claim, action or proceeding (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement (including the Financing) or any other transactions contemplated hereunder; (ii) the negotiation, execution or performance this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement); (iii) any breach or violation of this Agreement ; and (iv) any failure of the Mergers (including the Financing) or any other transactions contemplated hereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Confidentiality Agreement, NexPoint Real Estate Advisors, L.P., and in accordance with, and subject to the terms and conditions of, this Agreement or the Confidentiality Agreement, as applicable. Notwithstanding anything in this Agreement to the contrary, each Party agrees, on behalf of itself and its affiliates, that no recourse under this Agreement or in connection with the Mergers (including the Financing) or any other transactions contemplated hereunder will be sought or had against any other Person, including any of its affiliates, and no other Person, including any of its affiliates, will have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (iv).

(b)Notwithstanding anything herein to the contrary, the Company, on behalf of itself and its affiliates, hereby agrees that the Debt Financing Sources will not have any liability (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated hereby or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.11(b) will limit the liability or obligations of the Debt Financing Sources party to the Debt Commitment Letter to Parent (and its successors and assigns) or the other parties to the Debt Commitment Letter under and pursuant to the Debt Commitment Letter).

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JERNIGAN CAPITAL, INC.
By:	/s/ John A. Good
	Name:	John A. Good
	Title:	Chief Executive Officer

JERNIGAN CAPITAL OPERATING COMPANY, LLC
By:	JERNIGAN CAPITAL, INC., its sole managing member

By:	/s/ John A. Good
	Name:	John A. Good
	Title:	Chief Executive Officer

NEXPOINT RE MERGER, INC.
By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	President

NEXPOINT RE MERGER OP, LLC
By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Spalding LLP Georgia30309-3521
King & Spalding LLP 1180 Peachtree Street N.E. Atlanta , Georgia30309-3521 Phone: (404) 572-4600 Fax: (404) 572-5100 www.kslaw.com

[•], 2020

NexPoint RE Merger, Inc.

c/o NexPoint Real Estate Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

Re:	Tax Status of Jernigan Capital, Inc.

Ladies and Gentlemen:

We have acted as U.S. federal income tax counsel to Jernigan Capital, Inc., a Maryland Corporation (the “Company”), and Jernigan Capital Operating Company, LLC, a Delaware limited liability company (the “Operating Company”), in connection with the Agreement and Plan of Merger, dated as of August 3, 2020 (the “Merger Agreement”), between the Company, Jernigan Capital Operating Company, LLC, a Delaware limited liability company, NexPoint RE Merger, Inc., a Maryland corporation (“NexPoint RE”)and NexPoint RE Merger OP, LLC, a Delaware limited liability company (“NexPoint OP,” and collectively with NexPoint RE, “NexPoint”). Under Section 7.2(c) of the Merger Agreement, NexPoint has requested your opinion as to the qualification of the Company as a real estate investment trust (“REIT”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). You have requested our opinion with respect to the classification of the Company as a REIT under the Code.

INFORMATION AND ASSUMPTIONS RELIED UPON

In rendering the opinion expressed herein, we have examined such documents as we have deemed appropriate, including (but not limited to) (1) the analyses of qualifying income and assets prepared by the Company, and (2) stock ownership information provided by the Company. In our examination of such documents, we have assumed, with your consent, that all documents submitted to us are authentic originals, or if submitted as photocopies or facsimile copies, that they faithfully reproduce the originals thereof, that all such documents have been or will be duly executed to the extent required, that all representations and statements set forth in such documents are true and correct, and that all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms.

We have also obtained such additional information and representations as we have deemed relevant and necessary through consultation with officers of the Company, including representations made to us in the attached officer’s certificate from the Company (the “Officer’s Certificate”). We have assumed, with your consent, that the representations set forth in the Officer’s Certificate are true, accurate, and complete as of the date hereof, and that any representation made in any of the documents referred to therein “to the knowledge and belief” of

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any person (or with similar qualification) is true and correct without such qualification. While we have discussed such representations with representatives of the Company, we have not conducted an independent investigation or audit of such representations.

OPINION

Based upon and subject to the foregoing, we are of the opinion that commencing with the taxable year of the Company ended December 31, 2015, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the date of this opinion has allowed, and its proposed method of operation will allow, it to meet the requirements for qualification and taxation as a REIT.

The opinion expressed herein is given as of the date hereof and is based upon the Code, the U.S. Treasury regulations promulgated thereunder, current administrative positions of the U.S. Internal Revenue Service (the “IRS”), and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis. Any such changes could adversely affect the opinion rendered herein. In addition, as noted above, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate. We are not aware, however, of any facts or circumstances contrary to or inconsistent with the information, assumptions, and representations upon which we have relied for purposes of this opinion. Our opinion is not binding on the IRS or any court. Accordingly, no complete assurance can be given that the IRS will not challenge our opinion or that a court will not agree with the IRS.

Finally, our opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences to the Company, the Operating Company, or any other person.

This opinion is furnished by us to NexPoint in connection with the Merger Agreement. This opinion may not be furnished to or relied upon by any other person or entity, other than NexPoint for any purpose without our prior written consent.

Very truly yours,

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